FOR THE YEAR ENDED DECEMBER 31, 2014

AS AT MARCH 30, 2015

INTRODUCTORY NOTES

Forward-Looking Statements
This Annual Information Form (“AIF”), including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  significant declines in the prevailing market price of copper;

  an inability to get the Canadian federal government to reconsider and reverse its decision under the Canadian Environmental Assessment Act, 2012 not to authorize the New Prosperity project to proceed;

  the potential for increases in operating and capital costs at existing and future operations estimation of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

  adverse moves in the US:CDN dollar exchange rate given that copper, the Company’s principal output is priced in US dollars;

  risks associated with the development of the Company’s advanced stage projects;

  current global economic conditions;

  changes in mining legislation adversely affecting our operations;

  inability to obtain adequate financing on acceptable terms;

  litigation risks and the inherent uncertainty of litigation;

  inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws; and

  inability to attract and retain key personnel.

Such information is included, among other places, in the AIF under the heading “Risk Factors”.

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

  the price of gold, copper and other metals will not decline significantly or for a protracted period of time;

  the Company will have sufficient working capital and be able to secure additional funding necessary for the development of its projects; and

  the Gibraltar mine will not experience any significant production disruptions that would materially affect revenues.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors carefully read the more complete discussion of risks and uncertainties facing the Company included under “Risk Factors” in this AIF.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this AIF and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

Documents Incorporated by Reference

Incorporated by reference into this AIF are the audited consolidated financial statements and Management’s Discussion and Analysis for Taseko Mines Limited (the “Company” or “Taseko”) for the year ended December 31, 2014 together with the auditor’s report thereon. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) using Canadian dollars.

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

The following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

Acres	hectares	0.405
Feet	metres	0.305
Miles	kilometres	1.609
tons (2000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF, the following capitalized terms have the defined meanings set forth below:

NYSE MKT	The NYSE MKT, formerly known as the NYSE Amex, being one of the two stock exchanges (together with the TSX) on which the Common Shares are listed.

ASCu	The weight percentage of copper per unit weight of rock that is acid soluble, including native copper.

BQ

A letter name specifying the dimensions of bits, core barrels, and drill rods in the B-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 59.9mm.

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

Carbonatite deposit	Carbonatite deposits are igneous rocks largely consisting of the carbonate minerals calcite and dolomite, which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Concentrator	A type of mineral processing facility that converts raw ore from the mine into a metal concentrate that can then be sold to a smelter for further processing.

Epithermal deposit	A mineral deposit formed at low temperature (50-200°C), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

Flotation

Flotation is a method of mineral separation whereby, after crushing and grinding ore, froth created in a slurry by a variety of reagents causes some finely crushed minerals to float to the surface where they are skimmed off.

HQ	A letter name specifying the dimensions of bits, core barrels, and drill rods in the H-size and Q-group wireline diamond drilling system having a core diameter of 63.5 mm and a hole diameter of 96 mm.

NSR	Net smelter return, a general proxy for the gross value of metals derived from concentrates delivered to a smelter for refining.

Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity. IP detects both chargeable, pyrite- bearing rock and non-conductive rock that has high content of quartz.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Pb – lead; Zn – Zinc; Mo – molybdenum; Nb – niobium.

NQ

A letter name specifying the dimensions of bits, core barrels, and drill rods in the N-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 75.7 mm.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Semi-autogenous grinding (“SAG”)	SAG mills are essentially auto-genous mills, but utilize grinding balls to aid in grinding like in a ball mill. A SAG mill is generally used as a primary or first stage grinding solution.

Solvent Extraction/ Electrowinning (“SX/EW”)

Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

TSX	The Toronto Stock Exchange, being one of the two stock exchanges (together with the NYSE MKT) on which the Common Shares are listed.

Resource Category (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The U.S. Securities and Exchange Commission require permits in hand or their issuance imminent to classify mineralized material as reserves.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This AIF includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in-hand or their issuance be imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, certain mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards, unless expressly stated to so qualify.

In addition, this AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories that are not already classified as “reserves” will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, Investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this AIF that are not already classified as “reserves” is economically or legally mineable.

In addition, disclosure of “contained ounces” in respect of resources that do not qualify as reserves is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces and requires other mineralized material to be reported as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act (British Columbia). This corporate legislation was superseded in 2004 by the British Columbia Business Corporations Act which is now the corporate law statute that governs us. Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our head office is located at Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.

The following is a list of the Company’s principal subsidiaries:

	Jurisdiction of incorporation	Ownership
Gibraltar Mines Ltd. [1]	British Columbia	100%
Aley Corporation	British Columbia	100%
Curis Resources Ltd. [2]	British Columbia	100%
Curis Holdings (Canada) Ltd. [2]	British Columbia	100%
Florence Copper Inc. [2]	Nevada	100%
672520 BC Ltd.	British Columbia	100%
Gibraltar Royalty LP	British Columbia	99.99%

1. Taseko owns 100% of Gibraltar Mines Ltd, which in turn owns 75% of the Gibraltar Joint Venture
2. Taseko owns 100% of Curis Resources Ltd, which owns 100% of Curis Holdings (Canada) Ltd which owns 100% of Florence Copper Inc.

Gibraltar Joint Venture

On March 31, 2010, we established by contract an unincorporated joint venture (“JV”) between Gibraltar Mines Ltd., and Cariboo Copper Corp. (“Cariboo”) over the Gibraltar mine, whereby Cariboo acquired a 25% interest in the Gibraltar mine and we retained a 75% interest with Gibraltar Mines Ltd. operating the mine for the two JV participants. Under the 2010 Joint Venture Formation Agreement (“JVFA”), the Company contributed to the Joint Venture certain assets and obligations pertaining to the Gibraltar mine, and Cariboo paid the Company US$187 million to obtain its 25% interest in the Joint Venture. Gibraltar Mines Ltd. continues to be the operator of the Gibraltar mine under the Joint Venture Operating Agreement which is filed at www.sedar.com. Cariboo is a Japanese consortium jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%).

GENERAL DEVELOPMENT OF THE BUSINESS

Taseko is a mining company that has been focused on the operation of the Gibraltar copper and molybdenum mine, and on the development of the Aley Niobium project, the New Prosperity gold and copper project and the Florence Copper project. The following is a summary of the development of our business over the last three financial years:

2012

During 2012, we continued with the most recent expansion of Gibraltar Mine, known as Gibraltar Development Plan 3 (GDP3), which included the construction of a new 30,000 tons per day concentrator to complement the existing 55,000 tons per day facility as well as a new molybdenum recovery facility.

In March, 2012 we announced an updated mineral resource estimate for the Aley project through a technical report entitled “Technical Report Aley Carbonatite Niobium Project” dated March 29, 2012 prepared by Ronald G. Simpson, P.Geo. The mineral resource estimate was based on assay results from the central zone obtained through March 1, 2012 and totals 286 million tonnes with an average grade of 0.37% Nb2O5 at a 0.2% Nb2O5 cutoff plus an additional 144 million tonnes of Inferred Resources with an average grade of 0.32% Nb2O5.

In May 2012, an agreement was reached with the Tsay Keh Dene first nation group to support the exploration program and environmental studies for the development of the Aley project.

On September 20, 2012, the Environmental Impact Statement (EIS) for the New Prosperity Project was submitted to a three-member Review Panel (the “Panel”) established for the federal environmental assessment of the project.

2013

Construction of Gibraltar’s GDP3 expansion continued through to the spring of 2013, with commissioning being completed in March 2013. The new facility reached design capacity by the end of 2013.

Following public hearings in the summer of 2013, the Panel prepared their report on the New Prosperity Project and submitted it to the Federal Minister of the Environment on October 31, 2013.

On November 29, 2013 the Company filed an application for judicial review, seeking to set aside certain findings of the New Prosperity Panel report. The Company is asking the Federal Court for a declaration that certain findings relating to forecast seepage rates and impacts on water quality be set aside, and that the Panel failed in certain respects to comply with principles of procedural fairness and the rules of natural justice.

2014

On February 26, 2014 the Minister of the Environment announced her conclusion that the New Prosperity project is likely to cause significant adverse environmental effects. The Minister referred the matter to the Governor in Council who decided that those effects are not justified in the circumstances.

On March 26, 2014, the Company filed an application for judicial review in Federal Court, seeking to quash the decisions of the Minister and Governor in Council communicated on February 26, 2014. The Company is also seeking a declaration that certain sections of the Canadian Environmental Assessment Act, 2012, are in whole or in part beyond the powers of the Federal government under the Constitution Act, 1867.

On August 21, 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action for damages. The motion was heard on October 22, 2014. No decision has been rendered.

In September 2014 the Company announced a NI 43-101 compliant reserve estimate for the Aley Niobium project of 84 million tonnes grading 0.50% Nb2O5. The reserve estimate is documented in a technical report entitled “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014, prepared by Scott Jones, P.Eng, Keith Merriam, P.Eng, Greg Yelland, P.Eng, Robert Rotzinger, P.Eng., and Ronald G. Simpson, P.Geo.

On December 31, 2014 British Columbia issued a Section 11 Order under the Environmental Assessment Act describing the scope of the Aley Niobium project subject to the environmental assessment, identifying the Aboriginal Groups requiring consultation, and directing Taseko to draft Application Information Requirements (AIR) for the environmental assessment application.

2015

On January 14, 2015, the British Columbia Minister of Environment granted the Company a five-year extension to the New Prosperity Environmental Assessment Certificate.

Acquisition of Curis Resources Ltd. and Florence Copper Project

The Company acquired a 100% interest in the Florence Copper Project though the acquisition of Curis Resources Ltd. (“Curis”) which was completed on November 20, 2014. Under the terms of the transaction, Curis shareholders received 0.438 common shares of the Company for each Curis common share held, and all outstanding Curis stock options were exchanged for an amount of common shares of the Company equal to the ‘in the money’ value of the outstanding Curis stock options. The Company issued a total of 26.8 million common shares to Curis shareholders and option holders. Prior to the acquisition, the Company held a 17.2% equity interest in Curis and had one director in common with Curis. The aggregate value of the consideration for the acquisition of Curis was approximately $54.5 million.

The Florence Copper Project is an in-situ copper recovery and solvent extraction/electrowinning project located near the town of Florence in central Arizona, USA. The project is currently in the final stages of permitting for the Phase 1 Production Test Facility ("PTF"). The PTF includes a 24-well in-situ recovery well field and solvent extraction/electrowinning plant that will produce copper cathode. The PTF is designed to demonstrate the science and safety of the in-situ process. Concurrently, the Company is advancing engineering, test work, environmental studies and permitting for commercial operations.

DESCRIPTION OF BUSINESS

Taseko is a mining company that seeks to acquire, develop, and operate large tonnage mineral deposits which, under conservative metals price assumptions, it believes are potentially capable of supporting a mine for 10 years or longer.

Our principal business activity is operating the Gibraltar copper and molybdenum mine. In recent years, we have expanded the Gibraltar Mine ore concentrator, added a second ore concentrator, increased the mining fleet and made other production improvements at the mine. Our business is focused on increasing production of copper and molybdenum from the Gibraltar mine and on securing environmental permits for the proposed Aley Niobium Project and the New Prosperity gold and copper project (“New Prosperity”). In November 2014 we acquired the Florence Copper Project, an in situ copper recovery and SX/EW project located in central Arizona, USA.

The Company also owns the Harmony gold project, an exploration stage gold property.

Aside from the Gibraltar joint venture established with Cariboo, all other projects are currently owned and operated soley by Taseko and its subsidiaries.

The map below highlights the location of the Company’s four properties in British Columbia, Canada and one property in Arizona, USA:

Figure 1: Location of Taseko’s Properties

Principal Products and Competitive Conditions

Taseko’s assets include reserves and resources of copper, molybdenum, gold and niobium. Industry experts continue to believe that demand for these metals will remain strong and, additionally, there are concerns about the ability of the industry to replace depleted reserves from existing mines over the longer-term.

In the short-term, it appears that the copper supply / demand fundamentals could be in a modest surplus for the next 12-24 months, but most industry analysts do not forecast significant pricing declines from current levels. In 2014, the copper price declined over the course of the year by 14%, to end the year at US$2.86 per pound. Two key factors appear to have had the largest impact on the price of copper in 2014. After decades of double-digit growth in China, its economic growth slowed to approximately 7.5% in 2014. An overbuilt housing sector, increasing debt and overcapacity in many industries are just three Chinese economic factors that may continue to impact copper prices. A forecasted supply surplus in copper has also negatively affected the price of copper, but so far this surplus has failed to materialize in any significant way as the industry continues to struggle with operating performance. Many factors are making it more difficult for mining companies to bring new mines into production including; political instability, permitting challenges, access to low cost power, NGO and environmentalist activities and shortages of skilled labour. These and other issues will continue to hamper the industry in its efforts to build new copper supply capacity and keep up with global demand growth.

Offsetting the copper price decline over the last year was a similar weakness in the Canadian dollar which dropped by 8.5% in 2014, closing at $0.86 to the US dollar. The Canadian dollar price of copper is more relevant to Taseko, as approximately 80% of its Gibraltar Mine’s operating costs are Canadian dollar denominated. For 2015, major banks forecast a weak Canadian dollar with the range being $0.75 -$0.85 to the US dollar, which is well below the $0.91 average in 2014.

Supply/demand fundamentals have been a concern for the molybdenum market in recent years. The molybdenum market is strongly tied to global steel production which declined in 2014 as producers adjusted production to match steel demand. Also affecting the molybdenum market was significant new production which has come on stream in the last year. Although this was largely offset by a number of primary molybdenum mines which have shut down due to weak pricing. The price of molybdenum, in Canadian dollar terms, increased by 6% in 2014.

Environmental Protection Requirements

Taseko’s mining, exploration and development activities in Canada are subject to various levels of Canadian Federal and British Columbia Provincial laws and regulations relating to the protection of the environment. Similarly, the Florence Copper Project is subject to various levels of US Federal and Arizona State laws and regulations relating to protection of the environment. All of the jurisdictions include requirements for closure and reclamation of mining properties as part of their regulatory framework.

The total liability for reclamation and closure cost obligations as calculated for financial disclosure purposes, at December 31, 2014 was $110.1 million. This amount represents the present value of the estimated future costs of planned and anticipated closure and remediation activities, assuming a pre-tax discount rate ranging between 1.01% and 2.79%, and an inflation rate of 2%.

Environmental and Sustainability Policy

Taseko is committed to continual improvement towards the protection of human health and the stewardship of the environment. Taseko recognizes that responsible environmental management is critical to our success and has committed that it will:

  Consider the environmental impacts of its operations and take appropriate steps to prevent environmental pollution;

  Comply with relevant environmental legislation, regulations and corporate requirements;

  Integrate environmental policies, programs and practices into all activities;

  Ensure that all employees and service providers understand their environmental responsibilities and encourage dialogue on environmental issues;

  Develop, maintain and test emergency preparedness plans to ensure protection of the environment, employees and the public;

  Work with government and the public to develop effective and efficient measures to improve protection of the environment, based on sound science; and

  Maintain an environmental committee to review environmental performance, objectives and targets, and to ensure continued recognition of environmental issues as a high priority.

Employees

As at December 31, 2014 the Company had the following employees and contractors:

Location	Full time salaried	Hourly (Unionized)	Contractors
Vancouver	23	-	-
Florence, USA	10	-	2
Williams Lake	4	-	1
Gibraltar	176	541	29
Total	213	541	32

Occupational Health and Safety Policy

It is the policy of Taseko to provide and maintain safe and healthy working conditions, and to establish operating practices which safeguard employees and physical assets.

To achieve this goal, the Company commits to:

  Meeting or exceeding all industry standards and legislative requirements;

  Developing and enforcing safe work rules and procedures;

  Providing employees with the information and training necessary for them to perform their work safely and efficiently;

  Acquiring and maintaining materials, equipment and facilities so as to promote good health and safety; and

  Encouraging employees at all levels to take a leadership role in incident prevention by reporting and/or correcting unsafe situations.

Gibraltar Mine - Technical Information

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar mine contained in this AIF (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the 357 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated June 24, 2011 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng. filed on Taseko’s profile at www.sedar.com and updated with production and development results since that time. Mr. Jones is employed by the Company as Vice-President, Engineering and is a “Qualified Person” as contemplated by Canadian securities regulatory instrument NI 43-101 (Disclosure Standards for Mineral Projects).

Property Description and Location

The Gibraltar mine site covers approximately 147 square kilometres, located at latitude 52°30’N and longitude 122°16’W in the Granite Mountain area, approximately 65 kilometres by road north of Williams Lake in south-central British Columbia, Canada. The Gibraltar mine property consists of 241 tenures held as summarized in Table 1 below.

Table 1: Mineral Tenures – Gibraltar Mine

Tenure Type	Number	Area (ha)
Claims	209	17,377
Leases	32	2,275
Total	241	19,652

There are 32 mining leases at the Gibraltar mine which are valid until at least October, 2033 as long as renewal fees, which are due on an annual basis, are paid. Rights to use the surface accompany each mining lease. There are two hundred and nine claims included in the Gibraltar property tenure package. Four of these claims are due to expire in July 2015, one hundred and sixty-eight are due to expire in December 2015, and twelve are due to expire in April 2016 with the rest of the claims due to expire in August 2017 or later. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry in the case of the claims.

There are several land parcels for which surface rights were purchased outright. There is one fee simple lot at the Gibraltar mine (L3728) on which the plant site is located and annual taxes are paid. In addition, the Gibraltar mine holds four other land parcels: DL9170, DL9483, DL 9497 and DL588.

The Gibraltar mine has operated for most of the active life of the mine from four open pits. Waste dumps have been developed in various areas adjacent to the open pits and tailings have been deposited in an impoundment area, located about three kilometres north of the process complex.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gibraltar mine mineral claims cover an area of gentle topography; local relief is in the order of 200 metres. The plant site is located at an elevation of approximately 1,100 metres above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34° C to a summer maximum of 35°C. The Gibraltar mine operates year round.

Access to the Gibraltar mine from Williams Lake, British Columbia is via Highway 97 to McLeese Lake, and then a paved road provides access to the Gibraltar mine site, a total road distance of 65 kilometres.

The Canadian National Railway has rail service to facilitate the shipping of copper concentrates through to the Pacific Ocean terminal Vancouver Wharves, located in North Vancouver, British Columbia. The Company owns and operates the concentrate rail load-out facility on the CN rail line at Macalister, 26 kilometres from the mine site. Electricity is obtained from BC Hydro. Natural gas is provided by Avista Energy and Terasen Gas. The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar mine. The Gibraltar mine had approximately 700 active personnel at the end of December 2014. Make-up fresh water for the mine site is obtained from a set of wells on the Gibraltar mine property.

Gibraltar Mine History

In 1964, Gibraltar acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd. Canadian Exploration Limited (Canex) and Duval Corporation (Duval) had also been exploring on claims known as the Pollyanna Group which they had acquired adjacent to Gibraltar’s claims. In 1969, Gibraltar, Canex and Duval entered into an agreement providing for the commingling of Gibraltar’s claims with the Pollyanna Group. In 1971 Gibraltar acquired Duval’s remaining interest in the property.

Preliminary development of the Gibraltar mine began in October 1970. The concentrator commenced production on March 8, 1972 and was fully operational by March 31, 1972. Mining and milling operations were suspended on December 1, 1993 due to low copper prices and recommenced in September 1994 following the increase in copper prices. A cathode copper plant with an annual capacity of 4,535 tonnes (10 million lb.) of market-ready copper metal began operation in October 1986. Up to the 1998 shutdown, as discussed below, 38,430 tonnes (84.7 million lb.) of electro won copper had been produced from this facility.

In October 1996, Westmin Resources Limited (“Westmin”) acquired 100% control of Gibraltar and in December 1997, Boliden Limited Westmin (Canada) Limited (“Boliden”) acquired Westmin. In March 1998, Boliden announced that it would cease mining operation at Gibraltar mine at the end of 1998.

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar mine assets from Boliden and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations estimated at that time at about $33 million.

From 1999 to 2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating and environmental permits were kept in good standing. The mine re-opened on October 1, 2004. Copper cathode production at the SX/EW plant recommenced in January 2006.

The Gibraltar mine has been owned and operated as a 75:25 unincorporated joint venture between Taseko and Cariboo since March 31, 2010. The Company’s wholly owned subsidiary, Gibraltar Mines Ltd and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively.

Property Geology

The Gibraltar mine generally consists of six separate mineralized zones. Five of these – Pollyanna, Granite, Connector, Gibraltar, and Gibraltar Extension – occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A sixth copper mineralized body, the Sawmill zone, lies about six kilometres to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system has a northwest strike with one set of structures dipping 35° to 45° to the south and a conjugate set, known as the Reverse Sunset, dipping 50° to 60° to the north. The Granite Creek system strikes east-west and dips 20° to 40° to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

The Granite Creek system provides the major structures that control mineralization of the Pollyanna, Granite and Sawmill zones. These bodies have the characteristic large diffuse nature of porphyry copper type mineralization. The Gibraltar deposit is essentially a system of interconnected Sunset zones, which create a large body of uniform grade. The Gibraltar Extension deposit is contained within a large complex shear zone.

Mineralization

Pyrite and chalcopyrite are the principal primary iron and copper sulphide minerals. Sixty percent of the copper occurs in fine-grained chalcopyrite. Coarser grained chalcopyrite also occurs, usually in quartz veins and shear zones. Small concentrations of bornite (a sulphide mineral of copper and iron), associated with magnetite and chalcopyrite, is present on the extremities of the Pollyanna and Sawmill deposits. Oxide copper mineralization is also present between the Gibraltar and Pollyanna open pits in the Connector Zone. Molybdenite (molybdenum sulphide mineral) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite and Sawmill deposits.

Exploration and Drilling

From 1999-2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. A core drilling program for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone, was carried out between September and November 2005. A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were Gibraltar South, Pollyanna North IP anomaly, Granite South and the Gunn Zone.

The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through “in-fill” drilling. Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit.

The 2010 program was conducted on the northern and western margins of the Gibraltar pit, and one hole on the southwest margin. The objective was to define the ultimate limit of the Gibraltar pit to the north and west. The 2010 drilling program met the objective of delineating mineralization to the north and west of the Gibraltar pit. A total of 28,129 feet (8,574 metres) was drilled in 34 drill holes in 2010 averaging 827 feet (252 metres) in length. The holes encountered 79 intercepts at a 0.2% total copper (“TCu”) cutoff ranging in length from 20 to 260 feet and grading from 0.2% to 1.2% TCu. Additionally, a hole drilled on the south edge of Gibraltar pit encountered, as anticipated, significant ≥ 0.20 % copper mineralization.

The 2011 program was aimed at identifying mineralization down-dip of the Gibraltar and Granite deposits. 5 holes totaling 12,229 feet (3,727 metres) were drilled. A deep zone of anomalous copper ± molybdenum mineralization encountered in drillhole 2011-003 extends from approximately 2600 to 3700 feet and consists of intermittent intercepts grading up to 1.3% TCu and 0.4% Mo. Further examination of the results is required to assess the potential for classification as reserve or resource.

In 2013 there were two drill programs completed, one in the summer and the other in the fall. Both programs targeted the projected mineralization south of the current Granite pit. A total of 38,068 feet in 31 holes were drilled between the two programs. The objective of both programs was to increase the extent of the mineralization within two of the Granite pit pushbacks.

In early spring of 2014 a resource drill program commenced targeting the Connector pit and the area between Gibraltar East and Granite Pit, at the same time a geotechnical drlll program was undertaken to maximize and share resources. A total of 38 holes between the two programs were drilled with a cumulative length of 37,456 feet which were logged and assayed. The main goals of the drilling programs were (1) to collect high-quality geological, geotechnical and assay data, (2) to improve the geological understanding of the ore body, and (3) to increase the drill density within and confidence level of the resource model.

Sampling and Analytical Procedures

Drill core was boxed at the drill site and transported by Company truck to a secure logging, sampling and sample preparation facility at the Gibraltar mine. The drill core was mechanically split into two halves lengthwise. Half core was taken as an assay sample. The remaining half core and coarse reject after sample preparation at the analytical laboratories are stored at the Gibraltar mine. The remaining pulps after analysis are stored at a secure warehouse at Port Kells, British Columbia.

The 2014 sample preparation was performed by ALS Minerals, Kamloops. The entire sample was dried, and jaw-crushed to 70% passing 10 mesh (<2 mm). A 500 g split was then taken and the samples were pulverized to 95% passing 150 mesh (106 microns). The coarse reject samples were returned to Gibraltar mine after analysis for long term storage. The sample pulps are retained at the Port Kells warehouse of Taseko.

Taseko implemented a rigorous quality assurance quality control (QA/QC) program after taking over the Gibraltar mine. This QA/QC program was in addition to the procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

Gibraltar Mine Reserves and Resources

The Gibraltar mine mineral reserves are based on the published reserves at March 31, 2011 and reduced for ore production from the Granite pit between March 31, 2011 and December 31, 2014.

The reserve estimates use long-term metal prices of US$2.25/lb for copper and US$14.00/lb for molybdenum and a foreign exchange of C$1=US$0.85.

The proven and probable sulphide reserves as of December 31, 2014 are tabulated in Table 2 below.

Table 2: Gibraltar Mine Sulphide Mineral Reserves at 0.20% Copper Cut-off

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven Probable	45.1 30.5	0.299 0.284	0.012 0.010
	Subtotal	75.6	0.293	0.011
Gibraltar	Proven Probable	143.6 71.6	0.276 0.267	0.008 0.010
	Subtotal	215.2	0.273	0.009
Granite	Proven Probable	151.4 27.8	0.311 0.322	0.010 0.004
	Subtotal	179.1	0.313	0.009
Gibraltar Extension	Proven Probable	72.6 31.1	0.356 0.301	0.002 0.002
	Subtotal	103.7	0.340	0.002
Pollyanna	Proven Probable	106.6 51.2	0.291 0.279	0.009 0.010
	Subtotal	157.8	0.287	0.009
Total		731.4	0.297	0.008

There are also oxide reserves as shown in Table 3 below. These oxide reserves are in addition to the sulphide reserves stated in Table 2 and are contained within the resources stated in Table 4.

Table 3: Gibraltar Mine – Oxide Mineral Reserves at 0.10% ASCu Cut-off

Pit	Category	Tons (millions)	ASCu (%)
Connector	Proven Probable	9.5 1.3	0.14 0.12
	Subtotal	10.8	0.14
Gibraltar	Proven Probable	1.6 0.6	0.14 0.14
	Subtotal	2.3	0.14
Gibraltar Extension	Proven Probable	0.1 0.1	0.12 0.13
	Subtotal	0.2	0.12
Pollyanna	Proven Probable	0.4 0.0	0.12 0.10
	Subtotal	0.4	0.11
Total		13.7	0.14

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all mineral deposits in these categories that are not already classified as “reserves” will ever be converted into reserves.

The mineral reserves stated in Tables 2 and 3 above are contained within the mineral resources indicated in Table 4 below:

Table 4: Gibraltar Mine Mineral Resources at 0.20% Copper Cut-off

Category	Tons (millions)	Cu (%)	Mo (%)
Measured	607.8	0.303	0.008
Indicated	272.4	0.289	0.005
Total	880.2	0.298	0.008

The mineral resource and reserve estimations were completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long-range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar mine is planned for excavation of sulphide mineralized material of sufficient grade that can be economically mined, crushed, ground and processed to a saleable product by froth flotation. Tailings are pumped to a storage facility.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later processing in the concentrator. In addition, a portion of the low grade sulphide material and all of the oxide material can be leached with a highly diluted sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar mine’s SX/EW plant.

A phased expansion of the mill that began in 2007 has now been completed. Phase 1 concentrator construction was completed in February 2008, followed by ramp up to the rated processing capacity of 46,000 tons per day. The Phase 2 expansion program, designed to increase the concentrator throughput from 46,000 tons per day to 55,000 tons per day was completed in 2011.

An in-pit 60-inch by 89-inch crusher and overland conveyor system was completed and commissioned in mid-2010. The system is designed to reduce operating costs and improve mine productivity by replacing the original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the single-line tailings system with a two line system and substitution of the natural gas fired concentrate dryer with a filter press was completed in 2010. This equipment reduces operating cost and provides a more stable operating platform, and is able to manage increased volume as mill throughput increases.

Construction of the SAG Direct Feed System was started in the fourth quarter of 2010 and completed mid-2011. The system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system allows larger mill feed more appropriate for semi-autogenous grinding.

During 2013 Gibraltar completed the ramp up of concentrator #2, which is now operating at design capacity. The new mill moves Gibraltar from a single line 55,000 tons per day plant to a dual line 85,000 tons per day plant, with a corresponding increase in mine fleet to accommodate this additional capacity. A new molybdenum separation facility was also constructed and is now running at full capacity.

Gibraltar’s copper concentrate has an approximately 28% copper content grade and no significant deleterious elements. Gibraltar’s copper concentrate is sold at copper prices based on London Metal Exchange (“LME”) quotations under off-take agreements with MRI Trading AG (“MRI”) of Switzerland and with Cariboo, with production in excess of these off-take agreements sold to alternative markets. The off-take agreement with Cariboo was entered into in March 2010, in conjunction with the formation of the joint venture. Gibraltar’s copper concentrate is treated and refined by the receiving customer at a pre-determined charge to Gibraltar. Payable copper within the concentrate is priced based on the average LME price during the quotational period, which is generally one to four months after shipment.

Gibraltar copper cathode is nominally 99.9%+ pure copper, and is currently sold under an agreement with Trafigura Trading LLC, a Delaware Limited Liability Company,, which includes provisions for 100% of the cathode production. Gibraltar also sells molybdenum concentrate to international metals trading companies under annual sales contracts.

The following table is a summary of the operating statistics for the year ended December 31, 2014. All mining during 2014 took place in the Granite pit.

Table 5: Gibraltar Production (100% basis)

Total tons mined (millions)[1]	113.8
Total tons milled (millions)	30.2
Stripping ratio	3.0
Copper grade (%)	0.265
Molybdenum grade (%Mo)	0.010
Copper recovery (%)	83.6
Molybdenum recovery (%)	40.0
Copper production (millions lb)	136.5
Molybdenum production (thousands lb)	2,332

1 Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.

There have been no material environmental non-compliance incidents since the mine reopened in 2004.

New Prosperity Project

Unless stated otherwise, information of a technical or scientific nature related to the New Prosperity project contained in this AIF is summarized or extracted from a technical report entitled “Technical Report on the 344 million tonne increase in mineral reserves at the New Prosperity Gold – Copper Project” dated December 17, 2009, prepared by Scott Jones, P. Eng. filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is employed by the Company as Vice-President, Engineering and is a Qualified Person as defined by NI 43-101 (Disclosure Standards for Mineral Projects).

Property Description and Location

The New Prosperity project is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 kilometres southwest of the City of Williams Lake, British Columbia. Seventeen additional claims were acquired in 2014 and 2015 to date, bringing the total tenure to one mineral lease (number 787863) and eighty-eight mineral claims covering the mineral rights for approximately 204 square kilometres. The new claims are in good standing until July 2015, while the balance are in good standing until at least August 2015. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

As this is a greenfield project, there are no existing environmental liabilities on the property and there has been no development at the site. When additional site work is required, permit applications will be made. The Company does not hold any surface rights.

Accessibility, Local Resources, Infrastructure and Physiography

Access from Williams Lake is via Highway 20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192 kilometres. The Canadian National railway services Williams Lake and has rolling stock available to move concentrates by rail to points of sale in North America. The City of Williams Lake is sufficiently close and is capable of supplying goods, services, and personnel to a mine.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 kilometres east of the New Prosperity project, a natural gas transmission pipeline is situated 112 kilometres northeast, and ample water is available nearby for a mining operation. The Company does not yet have rights of way or approvals to construct facilities to provide gas or electricity to the site.

The New Prosperity project is located on the Fraser Plateau where the landscape is characterized by the low rounded summits of the Chilcotin Range and moderately sloping upland. The New Prosperity project is located within the Fish Creek and Fish Lake watershed in a broad valley with slopes of moderate relief. Elevations at the site range between 1,450 metres and 1,600 metres above sea level.

New Prosperity Project History

Prospectors discovered mineralization in the 1930’s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemistry surveys, and 176 percussion and diamond drill holes, totalling approximately 27,100 metres. This work helped define the New Prosperity project mineralization to a depth of 200 metres, and outlined a copper-gold mineralized zone approximately 850 metres in diameter.

In 1969, Taseko acquired the New Prosperity project and drilled 18 holes totalling approximately 2,300 metres immediately to the south of the area previously explored, discovering significant tonnage grading 0.25% to 0.30% copper.

Over the period from 1970 to 1974, under option agreements with Nittetsu Mining Company and Quintana Minerals Corporation, approximately 5,000 metres of drilling was completed in 29 holes. Bethlehem Copper Corp. (“Bethlehem”) optioned the New Prosperity project in 1979 and by 1981 had completed approximately 14,000 metres of drilling in 73 holes. Following the corporate merger of Bethlehem and Cominco Ltd.(“Cominco”). Cominco acquired the Bethlehem option agreement on the New Prosperity project. Cominco continued to drill the property, completing an additional 5,300 metres of drilling in 48 holes over the period 1982 to 1989.

Cominco work programs also included geophysical and soil geochemical survey, outlining a 2 by 3 kilometre east-west trending zone of high chargeability. Also undertaken was a limited metallurgical testwork program which focused on achieving high copper recovery, with little emphasis on gold recovery, using a conventional copper flotation.

After a period of disagreement with Cominco which included a court process, Taseko acquired 100% of the New Prosperity project free whatsoever of any royalties or third party interests in 1993 through settlement agreements.

Geological Setting

The New Prosperity project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The surrounding area is underlain by poorly exposed, Late Paleozoic to Cretaceous litho tectonic assemblages which have been intruded by plutons of Mid-Cretaceous to Early Tertiary age. The main Coast Plutonic Complex is 50 kilometres southwest of the New Prosperity project area.

The Yalakom Fault is the major fault in the region and lies to the southwest of the deposit on the New Prosperity project. Estimates of Eocene dextral strike-slip offsets for the Yalakom Fault have been postulated variously as ranging from 80 to 190 kilometres, 125 to 175 kilometres or 115 kilometres. It may have imparted some related structural controls that are important to the localization of mineralization at the deposit.

Mineralization

The New Prosperity project hosts a large porphyry gold-copper deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south dipping swarm of subparallel quartz-feldspar porphyritic dykes. The stock and dykes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dykes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit on the New Prosperity project. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tenantite. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Exploration

Up to 1991, exploration programs at the New Prosperity project included extensive IP and magnetic geophysical and soil geochemical surveys, and 176 percussion and diamond drill holes totalling approximately 27,100 metres. This work helped define the New Prosperity project mineralization to a depth of 200 metres, and outlined a gold-copper mineralized zone approximately 850 metres in diameter.

In 1991 Taseko drilled 10 holes totalling 7,506 metres to test the core of the deposit over a north-south distance of 550 metres. All of the holes intersected continuous significant copper and gold grades and extended the mineralization to 810 metres below surface. A scoping-level metallurgical testwork program was completed which demonstrated that acceptable gold and copper recoveries could be achieved by bulk sulphide flotation followed by regrinding and conventional copper flotation. In the same year baseline environmental and monitoring studies were initiated by the Company.

Diamond drilling from 1992 through 1997 totalled approximately 78,000 metres in 257 holes, expanding the deposit to 1400 metres east-west, 600 metres north-south and to 850 metres below surface, increasing the density of drilling in the deposit, and adding to the geotechnical and geochemical characterization of the deposit.

Over the 34-year period from 1963 to 1997, a total of 154,631 metres has been drilled in 452 holes on the New Prosperity project. Work on the project was deferred from 2000-2005 first due to low metal prices and then later as the Company turned its attention to re-starting the Gibraltar mine. In November 2005, work was reactivated on the project. A pre-feasibility level study was completed in the first quarter of fiscal 2007, and a full feasibility study was completed in September 2007. In late 2009 and 2010, additional metallurgical testing and geotechnical investigations were undertaken in support of detailed engineering.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the December 17, 2009 technical report, “Technical Report on the 344 Million Tonne Increase in Mineral Reserves at the New Prosperity Gold-Copper Project”. Sample pulps are stored in the Company’s warehouse at Port Kells, British Columbia. Coarse rejects from analytical work are retained in Taseko’s secure warehouse in Surrey, British Columbia.

Reserves and Resources

The Company and its consultants carried out progressive engineering, metallurgical and environmental studies over the period 1998 to 2010, including a feasibility level study of the project in 2000, and a mill redesign and project cost review in 2006.

In 2007, a feasibility study update incorporated the 2000 Feasibility Study, 2006 Mill Redesign, additional revisions to the processing plant and infrastructure, updates to the tailings facility design and pit geotechnical analysis, and revisions to the design and scheduling of the open pit.

In 2008, Taseko worked with various consultants to investigate value engineering opportunities, energy efficiency, and operating ease in various areas of the concentrator and support infrastructure.

In 2009, Taseko incorporated different long term prices for copper and gold from those assumed in 2007 and re-evaluated the reserves on the basis of $1.65/lb Cu and $650/oz Au. The resulting mineral reserves are shown in Table 6.

Table 6: New Prosperity Mineral Reserves at CDN$5.50 NSR/t Pit-Rim Cut-off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)	Recoverable Gold Ounces (millions)	Recoverable Copper Pounds (billions)
Proven Probable	481 350	0.46 0.35	0.26 0.18	5.0 2.7	2.4 1.2
Total	831	0.41	0.23	7.7	3.6

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all mineral deposits in these categories that are not already classified as “reserves” will ever be converted into reserves.

The mineral resources shown in Table 7 include the mineral reserves shown in Table 6. Resource estimates are based on a copper cut-off of 0.14% .

Table 7: New Prosperity Mineral Resources at 0.14% Copper Cut-off – September 2009

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Measured Indicated	547.1 463.4	0.46 0.34	0.27 0.21
Total	1,010.5	0.41	0.24

In 2010 Taseko worked with various consultants to advance project engineering to the detailed phase and to advance various permit applications. Taseko temporarily suspended work on detailed engineering and permitting in November 2010 following the federal cabinet’s decision on the environmental assessment.

In early 2012 Taseko completed a geotechnical field investigation to support the design and environmental assessment of the relocated tailings facility at New Prosperity.

Planned Mining Operations

The proposed mine plan utilizes a large-scale conventional open pit mining and milling operation. Following a one and a half year pre-strip period, total material mined from the open pit over years 1 - 31 averages 170,000 tonnes per day at a life-of-mine strip ratio of 1.5:1. A declining net smelter return cut-off is applied to the mill feed, which defers lower grade ore for later processing. The stockpiled ore is processed in the final years of the mine plan.

The New Prosperity processing plant has been designed with a nominal capacity of 70,000 tonnes per day. The plant consists of a single 12 meter diameter SAG mill, two 7.9 -metre diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate. Expected life-of-mine metallurgical recovery is 87% for copper and 69% for gold, with annual production averaging 110 million pounds copper and 234,000 ounces gold over the 33-year mine life.

The copper-gold concentrate will be hauled with highway trucks to an expanded load-out facility at Gibraltar Mines Ltd.’s existing facility near Macalister for rail transport to various points of sale, but primarily through the Port of Vancouver for shipment to smelters/refineries around the world.

Power is proposed to be supplied via a new 124 kilometre long, 230 kV transmission line from Dog Creek on the BC Hydro Grid. Infrastructure would also include the upgrade of sections of the existing road to the site, construction of a short spur to the minesite, an on-site camp, equipment maintenance shop, administration office, concentrator facility, warehouse, and explosives facilities.

Based on this update, the project would employ up to 460 permanent hourly and staff personnel. In addition, approximately 60 contractor personnel would be employed in areas including catering, concentrate haulage, explosives delivery, and busing.

Permitting and Environmental Assessment

In 2009-2010 the British Columbia Environmental Assessment Office (“EAO”) led a review of this Project in a coordinated manner with the Canadian Environmental Assessment Agency (“CEAA”).

On January 14, 2010, Taseko received the environmental assessment certificate for the New Prosperity project from the Province.

The Federal process was conducted by a three-person panel, whose findings were in certain respects similar to the conclusions reached in the Provincial Environmental Assessment, although they were not mandated to assess positive economic and social value generated by the project. In July 2010, the panel submitted its final report to the Federal Government.

In November 2010, the Federal Minister of Environment announced that the New Prosperity mine project, as proposed, would not be granted federal authorizations to proceed. The Company reviewed and revised its plan and put forth a new design proposal, which addressed the concerns identified during the federal review process, and in February, 2011 the Company submitted a project description for the New Prosperity project to the Federal Government.

On September 20, 2012, the Environmental Impact Statement (EIS) was submitted to the three-member Review Panel (the “Panel”) established for the federal environmental assessment of the project. Following the public hearings conducted in Williams Lake and several First Nation communities in the region in July and August 2013, the Panel prepared their report and submitted it to the Federal Minister of the Environment on October 31, 2013.

The Panel report found that the proposed project is not likely to cause significant adverse environmental effects in respect of 33 different areas provided effective mitigation was undertaken but found significant adverse environmental effects were likely in relation to three matters: (i) water quality in Fish Lake and Wasp Lake; (ii) fish and fish habitat in Fish Lake, wetlands and riparian ecosystems; and (iii) Tsilhqot’in current use of lands for traditional purposes, cultural heritage and archaeological/historical resources.

On November 29, 2013 the Company filed an application for judicial review in the Federal Court, seeking to set aside certain findings of the Panel report. The Company is asking the court for a declaration that certain findings relating to seepage and water quality be set aside, and that the Panel failed in certain respects to comply with principles of procedural fairness and the rules of natural justice.

On February 26, 2014 the Minister of the Environment announced her conclusion, based on the Panel report, that the New Prosperity Mine project is likely to cause significant adverse environmental effects that cannot be mitigated In accordance with the requirements of the Canadian Environmental Assessment Act, 2012, she referred the matter to the Governor in Council who decided that those effects are not justified in the circumstances.

On March 26, 2014, the Company filed an application for judicial review in Federal Court, seeking to quash the decisions of the Minister and Governor in Council communicated on February 26, 2014. The Company is also seeking a declaration that certain sections of the Canadian Environmental Assessment Act, 2012, are in whole or in part beyond the powers of the Federal government under the Constitution Act, 1867.

On August 21, 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action for damages. The motion was heard on October 22, 2014. No decision has been rendered.

On January 14, 2015 the British Columbia Minister of Environment granted the Company a five-year extension to the Environmental Assessment Certificate.

The original Prosperity Environmental Assessment Certificate from the Province of British Columbia is subject to ongoing amendment to reflect the changes made in the New Prosperity mine design.

Aley Project

Unless stated otherwise, information of a technical or scientific nature related to the Aley Project contained in this AIF is summarized or extracted from a technical report entitled “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014, prepared by Scott Jones, P.Eng, Keith Merriam, P.Eng, Greg Yelland, P.Eng, Robert Rotzinger, P.Eng., and Ronald G. Simpson, P.Geo, each of whom is a Qualified Person as defined by NI 43-101 (Disclosure Standards for Mineral Projects), filed on Taseko’s profile on SEDAR at www.sedar.com. Mr Simpson is independent of the Company.

Property Acquisition

In June 2007, Taseko acquired 100% of the Aley niobium project in northern British Columbia through the acquisition of a private company, for total cash consideration of $1.5 million and 894,730 common shares then valued at $2.9 million. Taseko purchased the residual net smelter royalty for total cash consideration of $0.3 million and the issuance of units having a value at the time of $0.8 million (consisting of 240,000 common shares and 120,000 warrants).

Niobium is a metal used in high strength low alloy steels which are required to manufacture automobiles, bridges, pipes, jet turbines and other high technology applications. Ninety percent of niobium enters the market as ferro-niobium (FeNb); 15% of all steel produced worldwide contains FeNb. The increase in demand for FeNb has resulted largely from the overall growth in the global steel market. Demand for ferro-niobium has grown at approximately 5-7% per annum in recent years and Taseko anticipates that growth to continue over the next 10 years. Currently, 90% of the world’s niobium is supplied by three mines: CBMM (Companhia Brasileira de Metalurgia e Mineração) and Anglo American of South America Ltda mines in Brazil, and the Niobec mine operated by Magris Resources in Quebec, Canada.

Location, Access and Infrastructure

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at latitude 56°27’N and longitude 123°13’W. Logging roads from Mackenzie, British Columbia lead to the Ospika Logging Camp on the east side of Williston Lake. The property is located about 30 kilometres from the Ospika Camp and is currently accessed via helicopter.

Property Description

Six additional claims were acquired in September 2014 bringing the total tenure to 115 contiguous mineral claims that cover 470 square kilometres. The new claims are in good standing until September 2015 and the balance are in good standing until at least October 2015. The claims are 100% owned by us and are not subject to any royalties or carried interests. An application has been submitted to the BC Mineral Titles Office to convert five claims to mining leases.

Aley Project History

A previous operator identified six zones from surface exploration, which included mapping, sampling and trenching. Twenty holes, totalling 3,058 metres were drilled in 1985-86. Of these, 16 were drilled in the Saddle, Saddle West and Central zones.

In 2004, another operator took samples from trenches for metallurgical testing. Approximately 1200 kilograms of material were collected from three sites – two in the Central zone and one from the Saddle zone. Sample analysis was done by Process Research Associates (PRA), and test work was similar to that developed for the Niobec mine in Quebec. The test work included de-sliming, magnetic separation, carbonate rougher flotation, niobium rougher and scavenger flotation, and the first and second niobium rougher and cleaner flotation stages. Enough work was completed to benchmark reagent use and operating conditions for unit processes. The results obtained compared favourably to the operating results at Niobec.

Geology

The Aley project hosts a carbonatite complex that intrudes Cambrian to Ordovician sedimentary rocks of the Kechika (limestone), Skoki (dolomite to volcaniclastics), and Road River Group formations (clastic sedimentary rocks). The intrusion is ovoid in plan view with a diameter of approximately 2 km surrounded for up to 500m by a fenite (quartz-albite syenite) aureole . The fenite comprises massive units and occasional breccias. The carbonatite is predominantly composed of dolomite carbonatite with minor calcite carbonatite. Niobium (Nb) occurs in the mineral pyrochlore, as crystals that precipitated from the carbonatite magmas, and has also been altered to other niobium bearing minerals such as fersmite (Nb-oxide) and columbite (Fe-bearing Nb-Tantalum oxide). Niobium mineralization occurs in subvertical to moderately inclined bands that probably formed at the edges of the magma chamber, and which were elongated during intrusion into the sedimentary rocks.

Of the six known mineralized zones, the best exploration results to date have been derived from the Central Zone.

Recent Exploration

Taseko completed an initial exploration program on the Aley deposit in 2007 that included 11 diamond drill holes to check the results of the 1985-86 drilling program and to plan for subsequent exploration work. No work was done on the Aley project in 2008 or 2009.

Taseko completed a significant exploration program on the Aley project in the summer of 2010, comprising geological mapping and 4,460 metres of diamond drilling in 23 holes in the Central Zone. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts ranged up to over 200 metres in length. Niobium mineralization intersected was highly continuous and close to surface. The extensive body of niobium mineralization indicated by the 2010 drilling was open to expansion in at least three directions and to depth.

In 2011 a drill program completed 17,094 metres over 70 holes in the central zone. The objective of the drill program was the delineation of the continuity and extent of Nb mineralization in the Central Zone with infill drilling. The program also sought to establish a better understanding of the deposit geometry and the continuity and extent of Nb mineralization.

Condemnation and geotechnical drilling totaling 2,493 metres was completed in 2012. In addition 10 km of access road right of way was cleared and 5 km of road was established.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the October 30, 2014 technical report, “Technical Report on Mineral Reserves at the Aley Project”. Sample pulps are stored in the Company’s warehouse at Port Kells, British Columbia. Drill core is stored at the Company’s warehouse in Mackenzie, British Columbia.

Reserves and Resources

The inclusion of the data from the 2011 drill program resulted in an increased and upgraded in-pit mineral resource for the Central Zone. The resource as documented in the March 29, 2012 technical report, “Technical Report Aley Carbonatite Niobium Project”, prepared by Ronald G. Simpson, P.Geo, an independent Qualified Person, as defined by NI 43-101 (Disclosure Standards for Mineral Projects), is summarized in Table 8 for a range of cut-off grades with the base case of 0.2% Nb2O5 in boldface.

Using the information in the “Technical Report Aley Carbonite Niobium Project”, in September 2014 the Company announced a NI 43-101 compliant reserve estimate for the Aley Niobium project of 84 million tonnes grading 0.50% Nb2O5. The reserve estimate is documented in a technical report entitled “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014. The reserve is documented in table 9.

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all mineral deposits in these categories that are not already classified as “reserves” will ever be converted into reserves..

Table 8: Aley Mineral Resources

COG % Nb2O5	MEASURED		INDICATED		MEASURED+INDICATED
	Tonnes 000's	% Nb2O5	Tonnes 000's	% Nb2O5	Tonnes 000's	% Nb2O5
0.10	137,373	0.36	215,145	0.31	352,518	0.33
0.15	126,769	0.38	197,767	0.33	324,536	0.35
0.20	112,651	0.41	173,169	0.35	285,820	0.37
0.25	96,183	0.44	131,999	0.39	228,182	0.41
0.30	81,377	0.47	102,966	0.42	184,343	0.45

COG % Nb2O5	INFERRED
	Tonnes 000's	% Nb2O5
0.10	177,350	0.29
0.15	168,733	0.30
0.20	144,216	0.32
0.25	97,891	0.37
0.30	68,976	0.41

The Company and its consultants carried out progressive engineering, metallurgical and environmental studies over the period 2013 to 2014, including completion of a pre-feasibility level study of the project in 2014,

The resulting mineral reserves using long term metal prices of US$45.00/kg for niobium and an exchange rate of US$0.90/C$ 1.00 are shown in Table 9.

Table 9: Aley Mineral Reserves at 0.30% Nb2O5 Cut-off

Category	Tonnes (millions)	Nb2O5 (%)
Proven Probable	44.3 39.5	0.52 0.48
Total	83.8	0.50

The mineral resources shown in Table 8 include the mineral reserves shown in Table 9.

Planned Mining Operations

The proposed mine plan utilizes conventional open pit mining and industry standard milling processes, followed by ferro-niobium conversion to produce a saleable product. Following a one and a half year pre-strip period, total material mined from the open pit over years 1 - 19 averages 17,000 tonnes per day at a life-of-mine strip ratio of 0.5:1. A declining cut-off is applied to the mill feed, which defers lower grade ore for later processing.

The processing plant has been designed with a nominal capacity of 10,000 tonnes per day. The plant consists of a three stage comminution circuit that consists of a semi autogenous grinding (SAG) mill, a ball mill, and a fine grinding mill with the appropriate size classification circuits. Final comminution product is fed to the concentration plant, details of which are proprietary and confidential. An upgraded concentrate from the concentrator is fed to a leach facility for further processing, while waste streams produced in the concentrator are recombined and pumped to a tailings storage management facility. Leached concentrate residue is then processed through a calciner and proceeds to ferro-niobium conversion. Converter waste is stored in a secure containment facility and final product ferroniobium is delivered to market.

Expected life-of-mine overall niobium metallurgical recovery is 63% with annual production averaging approximately 14 million kilograms of FeNb which is equivalent to approximately nine million kilograms of contained niobium over the 24 year mine life.

The ferroniobium will be hauled with highway trucks to a transfer station in Mackenzie for rail or truck transport to various points of sale, but primarily through the Port of Vancouver for shipment to smelters/refineries around the world.

Power is proposed to be supplied via a new 150 kilometre long, 138 kV transmission line from the BC Hydro Morfee substation in the community of Mackenzie. Infrastructure would also include the upgrade of sections of the existing road to the site, an on-site camp, equipment maintenance shop, administration office, concentrator and converter facilities, warehouse, and explosives facilities.

The project would employ up to 325 permanent hourly and staff personnel. In addition, contractor personnel would be employed in areas including catering, and goods and personnel transportation. .

Permitting and Environmental Assessment

On September 19, 2014 the British Columbia Environmental Assessment Office issued a Section 10 Order under the British Columbia Environmental Assessment Act, initiating the provincial environmental assessment process for the Project.

On November 24, 2014 the Canadian Environmental Assessment Agency determined that a federal environmental assessment was required, issued a Notice of Commencement, and approved British Columbia’s request for Substitution under the Canadian Environmental Assessment Agency 2012. As a result the province will conduct the assessment and Aboriginal consultation on behalf of the Federal government.

On December 31, 2014 British Columbia issued a Section 11 Order under the Environmental Assessment Act describing the scope of the Aley project subject to the environmental assessment, identifying the Aboriginal Groups requiring consultation, and directing Taseko to draft Application Information Requirements (AIR) for the environmental assessment application.

Florence Copper Project

Unless stated otherwise, the information of a technical or scientific nature related to the Florence Copper Project contained in this AIF is summarized or extracted from a technical report entitled “Florence Copper Project, NI 43-101 Technical Report, Pre-Feasibility Study, Florence, Pinal County, Arizona, USA” dated March 28, 2013 which is filed on www.sedar.com under Taseko’s subsidiary Curis’ profile. For the purposes of this AIF, Richard Zimmerman, SME-RM, an independent Qualified Person, as defined by NI 43-101 (Disclosure Standards for Mineral Projects), has reviewed and certified the disclosure herein.

Property Description and Location

The Florence Copper Project is located in the Sonoran Desert of Pinal County in south-central Arizona at latitude 33° 02’ 49.07” North and longitude 111° 25’ 47.84” West. The project area is approximately 5.5 kilometers by highway northwest of the center of the Town of Florence. The Florence Copper property is 1,341.6 acres and consists of two contiguous parcels of land. Florence Copper owns 1,182.1 acres of patented land held “fee simple” that includes most of the most of the project area. The private property falls within the jurisdiction of the Town of Florence for zoning and land use. Florence Copper also holds Arizona State Mineral Lease 11-26500 that includes approximately 159.5 acres of surface and mineral rights on Arizona State Trust Lands, which is not subject to the jurisdiction of the Town of Florence for land use. The State Trust Lands overlie approximately 45 percent of the targeted copper resource and the mineral lease is in good standing.

There are three separate royalties applicable to Florence Copper. The land subject to Arizona State Mineral Lease 11-26500 is subject to a royalty payable to the State of Arizona based on a percentage (between 2% and 8% according to a “Copper Index Price”) of the gross value of minerals produced. A 3% “Net Returns” royalty on the entire property is payable to Conoco Inc. and a 2.5% “Net Profits Interest” royalty applicable to the patented land is payable to BHP Copper Inc.

On December 11, 2014, the Arizona State Land Department renewed Florence Copper’s 20-year lease of 160 acres of state trust land (11-26500) in Pinal County, Arizona. The lease allows Florence Copper to extract copper on trust land. Florence Copper will pay an annual rental fee and royalties on the commercial production of copper from the trust land. The term of the lease renewal is December 13, 2013 through December 12, 2033.

Accessibility, Local Resources, Infrastructure and Physiography

The Florence Copper site entrance is 22.5 kilometers by paved highway from Interstate 10 and can be accessed from the Town of Florence via 5.5 kilometers of highway (AZ-79 and Hunt Highway). The Copper Basin Railway, a federally regulated shortline railroad, is located 100 feet north of Hunt Highway adjacent to the project site and provides rail access between the town of Winkelman and the Union Pacific Railroad connection at the Magma loading station near Interstate 10.

Local infrastructure and vendor resources to support exploration, development, and mining are excellent. Exploration and mining service companies for the metals/non-metals, coal, oil and gas industries are located in Phoenix and Tucson as well as, at a greater distance, in Albuquerque, New Mexico and Denver, Colorado. Skilled manpower resources are readily available locally due to the area’s long history of copper exploration and mining.

The project site has an administration building, housing the project development personnel, as well as a warehouse building, equipment laydown yard and core storage facility. The project site is serviced from existing water wells for its’ potable water needs as well as for future process requirements. In addition, the site is also presently serviced with electrical power, trash pick-up, a septic system for sanitary wastes and full communication services including landline telephone, cellular telephone and internet services.

Site electrical power is currently provided by the San Carlos Irrigation Project. The Arizona Public Service also has high-voltage transmission lines that cross the property and is in the process of bringing power to a substation location on the State Trust Land portion of the project that will be able to serve the electrical demands of the project. Natural gas is available in the region from Southwest Gas approximately 2.5 kilometers east of the site.

The Florence Copper site is located in the Sonoran Desert of the Basin and Range Lowlands physiographic province. The project is situated in an area of low relief and lies on the north bank of the Gila River, at an approximate elevation of 451 meters above mean sea-level. The river is dry much of the year and flows east to west in response to regional precipitation events.

Florence Copper Project History

The Florence Copper deposit was discovered in 1970 by the Continental Oil Company, now Conoco Inc. (“Conoco”), while executing an exploratory drilling program southwest of Poston Butte. In 1974, Conoco sunk a shaft and mined over 50,000 tons of mineralized material from a single level underground mine for geological and metallurgical testing. Metallurgical testing was performed using a pilot scale plant constructed on the project site. The pilot plant was subsequently removed and the shaft capped at the surface.

The property was acquired by the Magma Copper Company (“Magma”) in 1992 and a pre-feasibility level study was conducted which concluded that an in-situ copper leaching operation with a solvent extraction and electrowinning plant for production of cathode copper was the preferred method for the development of the Florence Copper deposit. In 1996, Broken Hill Proprietary Company Limited (“BHP”) acquired Magma and in 1998 conducted a multi-month field in-situ copper recovery (“ISCR”) test. This field test confirmed that ISCR was a viable development option for the property by demonstrating that production wells could be efficiently installed in the mineralized zone and that hydraulic control of the process solutions could be maintained in the target formation.

In 2000 BHP conveyed their Florence Copper land holdings into a subsidiary company, Florence Copper Inc., and subsequently sold the subsidiary to Merrill Mining LLC. The patented land holdings passed in a series of transactions from Merrill Mining LLC to Roadrunner Resorts LLC in 2004, to WHM Merrill Ranch Investments LLC in 2006 and through foreclosure proceedings to Merrill Ranch Properties LLC in 2009. Curis Resources Ltd (“Curis”) acquired the patented land holdings associated with the current Florence Copper Project in late 2009. The Arizona State Mineral Lease 11-26500 continued to be held by Florence Copper Inc. and the company was purchased in 2008 by Felix-Hunt Highway LLC. Curis obtained assignment of the Arizona State Mineral Lease 11-26500 in 2010. Curis was acquired by Taseko in 2014.

Geological Setting

The Florence deposit formed when numerous dike swarms of Laramide granodiorite porphyry intruded Precambrian quartz monzonite near Poston Butte. Hydrothermal solutions associated with the intrusion altered the host rock depositing copper and iron sulfide minerals in the strongly faulted and fractured rocks.

Mid-Tertiary Basin and Range extensional faults subsequently elevated and isolated much of the Florence deposit as a horst block and this block as well as the downthrown fault blocks were exposed to weathering and erosion. The center of the deposit was eventually eroded to a gently undulating surface and the deposit was buried due to regional erosion processes to a depth of approximately 130 meters. During this period of erosion and deposition, a clay layer was deposited approximately 18 to 30 meters above the bedrock surface that impedes the mixing of groundwater between the near surface aquifer and the deeper aquifer hosting the mineralized zone.

Mineralization

The Florence Copper Project hosts a porphyry copper deposit consisting of a large core of sulfide copper mineralization underlying a zone of oxide copper mineralization. The main sulfide minerals are chalcopyrite, pyrite and molybdenite with minor chalcocite and covellite. Pyrite is usually subordinate to chalcopyrite (ratios of 1:1 to 1:3) and both are found in veinlets and as disseminated grains. Molybdenite occurs as discrete grains or as a film on fracture surfaces. The supergene chalcocite blanket is very thin and irregular and in most instances the transition from the sulfide zone to the oxide zone is quite abrupt.

Mineralization in the oxide zone consists primarily of chrysocolla with lesser “copper wad,” tenorite, cuprite, native copper, and trace azurite and brochantite. The majority of the copper occurs as chrysocolla in veins and fracture fillings, while the remainder occurs as copper-bearing clays in fracture fillings and former plagioclase sites. The average thickness of the oxidized zone is approximately 120 meters.

Exploration

Substantial exploration work has been undertaken on the Florence Copper site by previous owners including drilling (exploration, assessment, condemnation, geotechnical and environmental), underground mine development, geophysical surveys and mineralogy studies. Since 2009, work on the property has been focused on the site’s potential copper production through ISCR which has included the drilling of 6 holes to obtain samples for metallurgical testing and engineering studies to support planning for project development.

Drilling on the site has been undertaken by means of core drilling, RC rotary drilling and conventional rotary drilling. Conoco developed a detailed geologic core logging protocol in the early to mid-1970s and subsequent geologists have continued to use this method, with slight modifications, to maintain continuity of the geologic data produced. Drilling performed on the property is summarized in the table below.

Drilling by Company

Company	# of Holes	Core Length (meters)
Curis Resources (2011)	6	2,363
BHP Copper (1997)	21	5,073
Magma Copper Company (1994-1996)	173	44,784
Conoco (1970-1977)	612	189,172
Other	5	1,133
Total	817	242,525

Source: Compiled by SRK, 2011. 612 Conoco drill holes are included in the project database. An additional 74 shallow assessment holes drilled by Conoco in distant sections are not included in the project database.

Sampling and Analysis

Details of the sampling protocols and analysis of drill cores and drill cuttings are described in the March 28, 2013 technical report, “Florence Copper Project, NI 43-101 Technical Report, Pre-Feasibility Study, Florence, Pinal County, Arizona, USA”. Core samples and sample pulps are stored in secure facilities on the project site.

Reserves and Resources

The Florence Copper mineral reserves, as defined by the 2013 Pre-Feasibility Study, are based on processing the oxide zone material via ISCR. The reserves utilize a long-term copper price of US$2.75 and the reserve estimate is presented in the table below. There are currently no Proven reserves and the Probable reserve estimate includes the resources categorized as Measured and Indicated for oxide material within the resource boundary. The Probable reserve estimate does not include the inferred resources within the resource boundary.

Probable Reserve Estimate at 0.05% TCu Cutoff

Tons	339,953,000
TCu Grade (%)	0.358
Contained Copper (lb)	2,435,400,000
Recoverable Copper (lb)	1,698,000,000

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all mineral deposits in these categories that are not already classified as “reserves” will ever be converted into reserves.

The Florence Copper mineral resource is summarized in the table below and includes the mineral reserves included in the table above. Only oxide mineralization in bedrock is included in the estimates as sulfide mineralization is not considered potentially recoverable by ISCR methods and is consequently not included in either the current mineral resource or reserve estimates.

Florence Project Oxide Mineral Resources

All Oxide in Bedrock (0.05 %TCu cutoff)
Class	Tons	Grade	lb Cu
Measured	296,000,000	0.354	2,094,000,000
Indicated	134,000,000	0.279	745,000,000
M+I	429,000,000	0.331	2,839,000,000
Inferred	63,000,000	0.235	295,000,000

Note: All oxide includes the entire copper oxide zone and iron-oxide leached cap zone including the top 40-foot of bedrock (bedrock exclusion zone). Contained metal values assume 100% metallurgical recoveries. The tonnage factor is 12.5 ft3 /ton.

Planned Mining Operations

The mining method proposed for Florence Copper is ISCR which is an extraction method used for selected mineral deposit conditions as an alternative to open pit or underground mine methods. The ISCR process involves drilling wells into the mineralized material and circulating a dilute low pH lixiviant solution (consisting of over 99% water) through the ore to between injection and recovery wells. The lixiviant solution dissolves the targeted copper minerals and the resulting copper rich solution is processed in a conventional solvent extraction and electrowinning plant where the copper is removed from the solution and plated as cathode copper. The expected copper recovery rate for the life of the project is 70%.

The ISCR method does not require the large scale movement of waste rock or ore and has minimal impact on the site topography. The project well field design includes a surrounding network of perimeter wells and monitoring wells to ensure that the process solutions remain in the mineralized zone and, when leaching in an area is completed, the process solutions will be rinsed from the block to restore the ground water quality.

Development of the site is planned to occur in two phases. The first phase is construction and operation of a Production Test Facility (“PTF”) which will demonstrate the application of ISCR to the Florence Copper Project. The second phase is the construction and operation of the commercial ISCR facility with expected average annual production of 68 million pounds of cathode copper. The Company is currently in the final stages of permitting for the PTF phase.

Permitting and Environmental Assessment

The Temporary Aquifer Protection Permit (“APP”) for the PTF issued in July 2013 by the Arizona Department of Environmental Quality (“ADEQ”) was subject to an appeal. As a result of the appeal an amendment will be submitted in March 2015 and issuance of the amended APP is now anticipated during the second quarter of 2015. In December the Company announced the receipt of a draft Underground Injection Control (UIC) permit from the U.S. Environmental Protection Agency (EPA). The UIC permit regulates the construction and operation of Florence Copper's injection wells at the site and is the final regulatory milestone required by the Company to construct and operate the PTF. The public hearing for the draft permit was held on January 22, 2015 and the comment period was extended to April, 2015.

Harmony Project

Gibraltar Mines Ltd., a wholly owned subsidiary, acquired the Harmony gold project in October 2001 through a transaction with Continental Minerals Corporation (formerly Misty Mountain Gold Ltd.) for consideration of $2.23 million in cash and the issuance of tracking preferred shares in Gibraltar’s capital stock. The tracking preferred shares were exchanged for Taseko common shares in 2011.

As there had not been significant exploration or development conducted on the Harmony project for several years, due to historically low gold prices, the Harmony gold property was written down to a nominal value in 2004. The Company is considering further technical studies of Harmony.

Location, Access and Infrastructure

The Harmony project is located at latitude 53o 31’ N and longitude 132o 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), on the north-western coast of British Columbia, Canada.

Property Description

The Harmony project is comprised of 40 mineral claims and approximately 161 square kilometres. All claims are in good standing until July 2015. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

Exploration History

Prospectors discovered mineralization at Harmony in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd. acquired the ground in 1977 and, with partners, carried out detailed drilling totalling 30,116 metres in 231 holes by 1984. In 1981, 465 metres of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established to treat about 5,200 tonnes of material and in 1982 a feasibility study for a 10,000-15,000 tonnes per day operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 metres, and completed 117.6 metres of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold of Australia acquired City Resources and the project in 1989, however Barrack subsequently was put into bankruptcy and City Resources was acquired in the early 1990’s by a new group of investors who renamed the company Misty Mountain Gold Ltd. From 1989 – 1999, additional drilling, metallurgical and engineering studies were carried out at the Harmony project.

Geology and Mineralization

The Harmony project hosts the Specogna epithermal gold deposit, controlled by the Sandspit fault. Dacite dykes of Tertiary age have intruded along the fault. Pervasive silicification, hydrothermal brecciation, stockwork and banded quartz veining and gold mineralization developed along the hanging wall of the fault. This extends for a strike distance of at least 800 metres, eastwards from the fault at least 200 metres and to a depth of at least 240 metres. Pyrite and marcasite are the dominant metallic minerals. Gold occurs as native gold and in silver-gold electrum, which are commonly visible.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the 2004 Annual Information Form. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Drill core is stored at site.

Estimates of Mineralization

In 2001, measured and indicated resources were estimated by the Company based on various reports to be 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There were also inferred resources estimated at 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

First Nations Status

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony gold project, is subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993.

Exploration and Development

In late 2007, after completion of the Queen Charlotte-Haida Gwaii Land and Resource Management Plan designating the area in which the Harmony project is located as a mineral development zone, Taseko initiated a review of the metallurgical flow sheet and prior mine development planning to establish further work programs. A review of metallurgical options continues.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Changes in the market price of copper, gold and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of metals, primarily copper, but potentially gold and other metals and minerals. The market price of copper is volatile and is affected by numerous factors beyond our control, including:

  Copper demand, especially from China;
  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions, including interest rates and currency values;

  global mine supply of metal;
  global demand for industrial products and jewellery containing metals; and
  sales by central banks and other holders, speculators and producers of copper, gold and other metals in response to any of the above factors.

The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world. Should demand weaken and consumption patterns change, in particular, if consumers seek out lower cost substitute materials, the price of copper could be adversely affected, which could negatively affect our results of operations.

A decrease in the market price of copper, gold and other metals would affect the profitability of the Gibraltar mine and our ability to finance the exploration and development of our other mineral properties, which would have a material adverse effect on our financial condition and results of operations. Copper and gold prices have been near historical highs in recent years and there can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve. If commercial quantities of copper, gold and other metals are discovered, there is no assurance that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

Fluctuations in foreign currency exchange rates could have an adverse effect on our results of operations and financial condition.

Fluctuations in the Canadian dollar relative to the US dollar could significantly affect our business, results of operations and financial condition. As our Gibraltar mine operation is located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is based on the market price of copper and other metals and is denominated in United States dollars. A strengthening of the Canadian dollar relative to the United States dollar will reduce our profitability, adversely affect our financial condition, and may also affect our ability to finance our development projects. We do not currently enter into foreign currency contracts to hedge against currency risk.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Mining involves various types of risks and hazards, including:

  environmental hazards;
  industrial accidents;
  machinery breakdown;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  flooding;
  fire;
  metals losses; and

  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses, and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse impact on our business if we incur losses related to any significant events that are not covered by insurance policies.

Lack of infrastructure could delay or prevent us from developing our more advanced projects.

Completion of the development of our advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of our advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of our projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of our advanced projects will not be higher than anticipated.

We are subject to extensive governmental regulation of all aspects of our Business.

Our operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of tailings and other wastes generated by our operations;
  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  labour standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

Title, Permits and Licenses

Although the Company believes it has exercised reasonable due diligence with respect to determining title to properties it owns or leases, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. No assurances can be given that there are no title defects affecting the properties. There may be valid challenges to the title of the Company’s properties which, if successful, could make the Company unable to operate its properties as planned or permitted, or unable to enforce its rights with respect to its properties.

Government regulations relating to mineral rights tenure, permission to disturb areas, land use and the right to operate can adversely affect the Company. The Company’s exploration, development and operations will require permits, licenses and approvals from various governmental authorities.

In particular, although the Florence Copper Project was permitted historically, and Florence Copper has obtained a number of the required permits, licenses and approvals, Florence Copper is currently updating and amending certain permits through a well-defined amendment process, but there can be no assurance as to the outcome of this process. There are, and may in the future be, legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper, and there can be no assurance that such challenges will successfully be defeated. Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of the Company’s control. Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

There can be no assurance that all necessary permits, licenses and approvals will be obtained or updated on a timely basis in order for the Company to carry out planned exploration, development or operational activities on its properties, including the planned development of the Florence Copper, New Prosperity and Aley projects, and, if obtained or updated, that the costs involved will not exceed those that the Company has estimated. It is possible that the costs and delays associated with the compliance with the standards and regulations under such permits, licenses and approvals could result in the Company not proceeding with the development or operation of its projects.

The New Prosperity Project has been subject to First Nation and Governmental opposition and other risks.

On January 14, 2010, Taseko received an environmental assessment certificate for the New Prosperity Project from the British Columbia Provincial Ministry of Environment. Applications for Provincial permits were submitted in June 2010 but were put in abeyance following the November 2010 adverse Federal decision. In November 2010, the Federal Minister of Environment announced that the Prosperity Project, as proposed, could not be granted Federal authorizations to proceed. The Company submitted a new project description to the Federal Government in February 2011. In November 2013, the Company commenced a federal judicial review, seeking to set aside certain findings of the Panel report. In February 2014 the Federal Minister of Environment announced that, based on the Panel report, the New Prosperity Project, as proposed, could not be granted Federal authorizations to proceed. On March 26, 2014, The Company filed an application for judicial review in Federal Court, seeking to quash the decisions of the Minister and Governor in Council communicated on February 26, 2014. The Company is also seeking a declaration that certain sections of the Canadian Environmental Assessment Act, 2012, are in whole or in part beyond the powers of the Federal government under the Constitution Act, 1867. The Company is asking the court for a declaration that certain findings relating to seepage and water quality be set aside, and that the panel failed in certain respects to comply with principles of procedural fairness. The judicial review remains before the court. Failure to obtain certificates and permits in a timely manner or at all will delay and could even prevent development of the New Prosperity Project, which could negatively affect the Company.

The feasibility of the New Prosperity Project assumes specified, long-term price levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on these prices, which are determined in international markets. There can be no assurance that the price of gold or copper will remain at current levels or that it will not decline below the prices assumed in the feasibility study.

The New Prosperity Project will require substantial financing, including a possible combination of debt and equity financing. On May 12, 2010, the Company entered into a gold stream transaction agreement with Franco-Nevada Corporation (“Franco-Nevada”), whereby the Company may receive funding in staged deposits totalling US $350 million. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the New Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised New Prosperity project plan is not the one we agreed with Franco-Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so. If our revised mine proposal is ultimately accepted by the authorities, we intend to seek Franco-Nevada’s agreement to reconfirm the terms of our gold stream transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. There is also a risk that Franco-Nevada will be unable to fund its obligations at the time we receive the necessary approvals. The investment by Franco-Nevada is also subject to certain other conditions precedent which the Company may not be able to satisfy. There can be no assurance that gold stream, debt or equity financing will be available on acceptable terms. Other risks include those typical of large mine development projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, opposition by First Nations and environmental groups, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the US dollar and Canadian dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

The Gibraltar JV is subject to risks associated with most joint ventures.

Taseko participates in a joint venture with Cariboo with respect to the Gibraltar mine. Taseko may enter into more joint ventures in the future with other third parties. There are risks associated with joint ventures, including, for example:

  disagreement with a venture counterparty about how to develop, operate or finance a Gibraltar project;
  that a venture counterparty may at any time have economic or business interests or goals which are, or which become, inconsistent with our business interests or goals;
  that a venture counterparty may not comply with a joint venture agreement;
  the possibility that a venture counterparty might become bankrupt;
  that such venture counterparty may be in a position to take action contrary to Taseko’s instructions or requests or contrary to Taseko’s policies or objectives;
  possible litigation between joint venture counterparty about joint venture matters;
  the inability to exert control over decisions related to a joint venture in which Taseko does not have a controlling interest; or
  the possibility that Taseko may not be able to sell its interest in the joint venture if it desires to exit the joint venture.

These risks could result in legal liability, affect our ability to develop or operate a project under a joint venture, or have a material and adverse effect on our earnings, cash flows, financial condition or results of operations.

We are solely dependent on the Gibraltar mine for revenues and suspension of production at that mine would materially adversely affect our business.

The New Prosperity project, the Florence Copper Project, the Aley project and the Harmony project are in various stages of development. However, until these other projects are developed and operational and are beginning to produce revenue, we are dependent solely upon the Gibraltar mine for revenues. If the Gibraltar mine were to cease production for any reason, it would have a material adverse effect on our results of operations, business and financial position.

Our future success depends upon our ability to develop our existing reserves.

We have not yet received the permits necessary to mine all of our proven and probable reserves that are economically recoverable. In order to develop our proven and probable reserves, we must receive various governmental permits. We make no assurances that we will be able to obtain the governmental permits that we would need to continue developing our proven and probable reserves. Furthermore, we may not be able to mine all of our proven and probable reserves as profitably as we do at our current operations.

Our mining operations are conducted on properties owned, subject to claims or leased by us from provincial and state governments. We may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our proven and probable reserves at the Florence Copper Project, New Prosperity or Aley. Additionally, our leasehold interests could potentially be at risk if mining operations are not commenced during the term of the lease.

Our projects, which are still under development, may not achieve anticipated production capacity, may experience unanticipated costs or may be delayed or not completed at all.

The New Prosperity, Florence Copper, Aley and Harmony projects are at various stages of development. The development of a project is a complex and challenging process that may take longer and cost more than predicted, or may not be completed at all. In addition, anticipated production capacity may not be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments. Construction delays cause reduced production and cash flow while certain fixed costs, such as minimum royalties or loan payments, may still have to be paid on a predetermined schedule.

As our existing copper and molybdenum supply agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns, or other variables.

As our copper and molybdenum supply agreements at the Gibraltar mine expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales. If we cannot renew these copper and molybdenum supply agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits would suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement. This volatility could adversely affect the profitability of our operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavourable.

Environmental Matters

All of Taseko’s exploration, development, and mining operations are subject to environmental laws and regulations, which can make operations expensive or prohibit them altogether. Many environmental laws and regulations require Taseko to obtain and update permits for its activities from time to time, which may include environmental impact analyses, cultural resources analyses, and public review processes. Taseko must comply with stringent environmental legislation in carrying out work on the its projects. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. It is possible that future changes in environmental laws, regulations and permits, or changes in their enforcement or regulatory interpretation, could increase the cost of, or altogether prohibit, carrying out exploration, development, or operation of its projects or any other properties Taseko may acquire. Further, compliance with new or additional environmental legislation may result in delays to the exploration and development activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of Taseko’s business, causing those activities to be economically re-evaluated at that time.

Taseko may be subject to potential risks and liabilities associated with the protection of the environment, as a result of its mineral exploration, development and production. To the extent that Taseko is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy such liabilities would reduce funds otherwise available to Taseko and could have a material adverse effect on Taseko. If Taseko is unable to fully remedy an environmental liability, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on Taseko.

Litigation

The Company is or may be subject to legal proceedings related to the development of its projects. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favourably it may have a material adverse effect of the Company.

Our business requires substantial capital expenditures.

Our business is capital intensive due to construction of new mines and infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While the capital expenditures required to build-out our Gibraltar Mine have been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce. We make no assurances that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our future capital expenditures. Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

Our ability to operate our company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Increased competition and poor mining capital markets could adversely affect our ability to attract necessary capital funding, could increase project development costs, and could adversely affect our ability to acquire suitable mineral properties for development in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing copper, gold or other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

Increases in copper, gold and molybdenum prices during 2010-2012 resulted in substantial increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Although these increases have moderated of late, increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both.

DIVIDENDS

The Company has not paid dividends to date and the Company has no plans to pay a dividend in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

Taseko’s share capital consists of an unlimited number of no par value common shares. As of March 30, 2015, there were 221,808,638 common shares issued and outstanding as fully paid and non-assessable.

The holders of Taseko’s common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the foreign ownership of securities of Taseko, however an acquisition of control of Taseko by a non-Canadian would be subject to a review by the Canadian government under its foreign investment laws.

Senior Notes

The Company has US$200 million aggregate principal amount of publicly-traded senior notes (“Notes”) due in 2019, bearing interest at an annual rate of 7.75% . The Company may redeem some or all of the Notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to April 15, 2015, all or part of the Notes may be redeemed at 100% plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. The Notes are guaranteed on a senior unsecured basis by the Company’s subsidiaries, and future subsidiaries of the Company other than immaterial subsidiaries. The subsidiary guarantees are, in turn, guaranteed by the Company.

Ratings

The following table sets out the ratings of Taseko’s senior notes by the rating agencies indicated as at March 30, 2015:

Rating Agency
	Standard & Poor’s Rating Services	Moody’s Investor Services
Senior Notes	B-	B3
Trend/Outlook	Negative	Stable

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P has assigned Taseko a corporate credit rating of B-/Negative. According to S&P, this rating generally means the relevant issuer currently has the capacity to meet its finance commitments, but that adverse business, financial, or economic conditions will likely impair the relevant issuer’s capacity or willingness to meet its financial commitments. S&P adds that an issuer or obligation rated ‘B’ should be able to withstand a mild level of stress and still meet its financial obligations. The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Moody’s Investor Services’ (“Moody’s”) credit ratings are on a long-term debt rating scale that ranges from AAA to Caa, which represents the range from highest to lowest quality of such securities rated. Moody’s has assigned Taseko a corporate family credit rating of B3 and a credit rating of B3 on the senior notes. According to Moody’s this rating generally means that the obligations are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of the generic category.

We understand that the credit ratings accorded to the senior notes by S&P and Moody’s are not recommendations to purchase, hold or sell the senior notes as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Taseko’s common shares are listed on the Toronto Stock Exchange (TSX) and the NYSE MKT under the symbols TKO and TGB, respectively. The following table shows the price ranges and volume traded by month in 2014, based on trading information published by each Exchange.

	Toronto Stock Exchange			NYSE MKT Exchange
2014	High (C$)	Low (C$)	Average Daily Share Volume	High (US$)	Low (US$)	Average Daily Share Volume
December	1.30	0.89	319,300	1.09	0.72	275,400
November	1.46	1.08	261,600	1.29	0.93	394,500
October	1.67	1.35	143,300	1.48	1.17	250,200
September	1.94	1.40	111,000	1.75	1.25	245,300
August	2.39	1.77	197,300	2.19	1.59	370,900
July	2.55	2.33	121,400	2.34	2.15	262,000
June	2.79	2.48	131,500	2.60	2.27	333,800
May	2.68	2.35	170,800	2.51	2.13	303,700
April	2.48	2.30	230,300	2.25	2.08	311,900
March	2.41	2.16	311,500	2.19	1.95	347,700
February	2.39	2.13	366,600	2.16	1.90	502,100
January	2.47	2.08	440,600	2.24	1.86	705,900

DIRECTORS AND OFFICERS

As at March 30, 2015, the directors and executive officers of Taseko, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 19,162,329 common shares, representing less than three percent of the total number of common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Taseko as a group is based upon information furnished by the directors and officers.

Name, Position and Office, and	Period a Director and/or
Province or State and Country of Residence	Officer of Taseko
Directors
William Armstrong, Director Ladysmith, British Columbia, Canada	Since May 2006
T. Barry Coughlan, Director Vancouver, British Columbia, Canada	Since February 2001
Robert A. Dickinson, Director Lions Bay, British Columbia, Canada	Since January 1991
Russell E. Hallbauer, President, Chief Executive Officer and Director West Vancouver, British Columbia, Canada	Since July 2005
George Ireland, Director Boston, Massachusetts, USA	Since July, 2014
Alex Morrison, Director Greenwood Village, Colorado, USA	Since April 2011
Richard Mundie, Director Vancouver, British Columbia, Canada	Since January 2010

Name, Position and Office, and	Period a Director and/or
Province or State and Country of Residence	Officer of Taseko
Ronald W. Thiessen, Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993
Linda Thorstad, Director Vancouver, British Columbia, Canada	Since August 2014
Executive Officers
Brian Battison, Vice President Corporate Affairs Tsawwassen, British Columbia, Canada	Since September 2007
Brian Bergot, Vice President, Investor Relations North Vancouver, British Columbia, Canada	Since March 1, 2014
Scott Jones, Vice President, Engineering North Vancouver, British Columbia, Canada	Since December 2007
John W. McManus, Chief Operating Officer West Vancouver, British Columbia, Canada	Since October 2005
Stuart McDonald, Chief Financial Officer North Vancouver, British Columbia, Canada	Since September 2013
David Rouleau, Vice President, Operations Vancouver, British Columbia, Canada	Since June 2010
Robert Rotzinger, Vice President, Capital Projects West Vancouver, British Columbia, Canada	Since January 2013
Trevor Thomas, Secretary Vancouver, British Columbia, Canada	Since August 2008

At the annual general meeting held in June 2014 all the directors listed above, with the exception of George Ireland and Linda Thorstad, who were appointed as directors subsequently, were re-elected as directors. All directors have a term of office expiring at the next annual general meeting of Taseko, which is currently scheduled for June 2015. Some of the directors serve together on a number of boards of other publicly listed companies.

Although the directors oversee the management of Taseko’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to a corporate services agreement with Hunter Dickinson Services Inc. (“HDSI”) dated July 2, 2010. HDSI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them.

All officers have a term of office lasting until their removal or replacement by the Board of Directors. However, there are certain services agreements in place with respect to these persons which will affect any termination of services. The President and CEO is currently employed by HDSI and provides services to the Company under the terms of the corporate services agreement.

Committees of the Board of Directors

Audit and Risk Committee

The Audit and Risk Committee is comprised of Richard Mundie (Chair), George Ireland, and Alex Morrison.

Compensation Committee

The Compensation Committee is comprised of T. Barry Coughlan (Chair), William P. Armstrong, and Richard Mundie.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Linda Thorstad (Chair), T. Barry Coughlan and William P. Armstrong.

Investment Committee

The Investment Committee is comprised of Russell Hallbauer (Chair), William P. Armstrong, Ronald W. Thiessen and Richard A. Mundie.

Executive Committee

The Executive Committee is comprised of Russell Hallbauer (Chair), William P. Armstrong, T. Barry Coughlan and Ronald W. Thiessen.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of William P. Armstrong (Chair), Alex Morrison and Linda Thorstad.

Principal Occupations and Other Information

William P. Armstrong, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters Degrees in Geological Engineering from the University of British Columbia and has more than 45 years of experience in the mining industry. He retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Euromax Resources Ltd.	Director	October 2011	February 2012
Hansa Resources Ltd	Director	August 2008	April 2010
Atlantic Gold Corporation	Director	September 2013	Present
Taseko Mines Limited	Director	May 2006	Present

T. Barry Coughlan, B.A. – Director

Barry Coughlan is a self-employed businessman and senior executive with international experience who has been involved in the financing and management of publicly traded companies for over 25 years. During this period, Mr. Coughlan has been involved in the financing of over thirty private companies and their subsequent listing on both International and North American markets. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 2009	Present
Creso Exploration Inc.	Director	June 2010	September 2010
Farallon Mining Ltd.	Director	October 2003	January 2011
Great Basin Gold Ltd.	Director	June 2003	September 2013
Quartz Mountain Resources Ltd	Director	January 2005	December 2011
Mineral Mountain Resources Ltd	Director	December 2014	Present
Northcliff Resources Ltd.	Director	June 2011	Present

Company	Positions Held	From	To
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	President, CEO and Director	June 1986	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	October 1992	Present
Vatic Ventures Corporation	Director	January 2011	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Continental Minerals Corporation	Director	June 2004	May 2011
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	Present
	Chairman	December 2011	November 2012

Company	Positions Held	From	To
Rathdowney Resources Ltd.	Director	March 2011	December 2011
	Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P.Eng. – Director, President & CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	December 2010	September 2012
	Co-Chairman	September 2012	November 2014
	Director	November 2010	November 2014
Heatherdale Resources Ltd	Director	November 2009	July 2011
Rathdowney Resources Ltd	Director	March 2011	July 2011
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	President/CEO/Director	July 2005	Present

George Ireland - Director

George Ireland is the Chief Investment Officer and Managing Member of Geologic Resource Partners LLC. He has over 30 years of experience in all aspects of the resource sector.

Mr. Ireland is, or was within the past five years, an officer and/or director of the following public companies.

Company	Positions Held	From	To
Great Western Minerals Group Ltd	Director	April 2012	December 2013
Africo Resources Ltd	Director	October 2014	Present
Rathdowney Resources Ltd.	Director	August 2014	Present
Amerigo Resources Ltd.	Director	May 2012	Present
Kiska Metals Corp	Director	June 2010	Present
Taseko Mines Ltd	Director	July 2014	Present

Alexander Morrison, CA, CPA - Director

Alex Morrison is a mining executive and chartered accountant with over 25 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Colorado.

Mr. Morrison has held senior executive positions at a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	May 2010	Present
Franco-Nevada Corporation	Chief Financial Officer	January 2008	March 2010
Taseko Mines Limited	Director	April 2011	Present
Pershing Gold Corporation	Director	November 2012	Present

Richard Mundie, CA, CPA – Director

Richard Mundie is a Chartered Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 40 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PricewaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Far West Mining Ltd.	Director	August 2010	June 2011
Mundoro Capital Inc.	Director	May 2010	December 2010
Panoro Minerals Ltd.	Director	March 2010	Present
Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, FCA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen’s principal occupation is his role as a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Rathdowney Resources Ltd	Director	March 2011	July 2011
Curis Resources Ltd	Director	December 2010	July 2011
Heatherdale Resources Ltd	Director	November 2009	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present

Company	Positions Held	From	To
	President and Chief Executive Officer	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Linda Thorstad, MSc, PGeo, FEC (Hon), FGC - Director

Linda Thorstad is a registered professional geoscientist and has over thirty years of senior management experience in the mining industry. Her experience spans exploration and development companies as well as key roles with mid-tier producers. Ms. Thorstad currently serves as the Director, Government and Community Relations and Permitting at Alamos Gold. Prior to Alamos, she was the President and Chief Executive Officer of Orsa Ventures until it was acquired by Alamos Gold in 2013. Additionally, she has been involved in two special government commissions focused on sustainability, land use, resource and environmental management. Ms. Thorstad is the past President of the Association of Professional Engineers and Geoscientists of BC, a Founding Member of the Canadian Council of Professional Engineers (now Geoscience Canada) and Honorary Fellow of Engineers Canada.

Ms. Thorstad is, or within the past five years was, a director of the following public companies:

Company	Positions Held	From	To
Orsa Ventures Corporation	Director	August 2008	September 2013
St Georges Platinum & Base Metals Ltd	Director	October 2010	November 2011
Taseko Mines Ltd	Director	August 2014	Present

Brian Battison – Vice President, Corporate Affairs

Brian Battison is responsible for all matters relating to corporate and public affairs, including government and community relations and external communications. Mr. Battison has many years of experience in both the private and public sectors specializing in policy and program development, strategic planning and issue management.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Corporate Affairs	September 2007	Present

Brian Bergot – Vice President, Investor Relations

Brian Bergot was appointed Vice President, Investor Relations in March 2014 and has over 20 years of experience in the natural resources sector. Brian joined Taseko in 2006 and has held roles of increasing responsibility, in both Investor Relations and Marketing & Logistics. Prior to his career in mining, Brian spent 14 years at Methanex Corporation, a $7 billion BC-based chemical company. At Methanex, he held a number of corporate and operational roles including investor relations and marketing & logistics. As Vice President, Investor Relations, he is responsible for expanding the Company’s shareholder base in the North American and European markets.

Mr. Bergot is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Western Lithium USA Corporation	Vice President, Investor Relations	April 2011	February 2012
Taseko Mines Limited	Vice President, Investor Relations	March 2014	Present

Scott Jones, P.Eng. – Vice President, Engineering

Scott Jones has 35 years of experience in the mining industry. Prior to joining Taseko in 2006, he was a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold’s Hemlo Operations. He has a B.Sc. in Mine Engineering from McGill University.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Engineering	December 2007	Present

John McManus, P. Eng. – Chief Operating Officer

John McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for over 30 years where he gained experience in mine operations, mine engineering and environmental management. Prior to joining Taseko in 2005, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Before that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in the Yukon, British Columbia and California.

Mr. McManus is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
European Nickel PLC	Director	August 2010	December 2011
Taseko Mines Limited	Vice President, Operations	October 2005	December 2007
	Senior Vice President, Operations	December 2007	December 2013
	Chief Operating Officer	December 2013	Present

Stuart McDonald, CPA, CA – Chief Financial Officer

Stuart McDonald is a Chartered Accountant with a Bachelor of Commerce (Finance) degree from the University of British Columbia. Prior to his role with Taseko, Mr. McDonald held executive positions with several companies in the mining industry. He was most recently Chief Financial Officer and Senior Vice President of Yukon Zinc Corp., a privately owned Canadian mining company. Prior to this position he was Chief Financial Officer of Quadra FNX Mining Ltd. (and its predecessor Quadra Mining Ltd.). He was also Corporate Controller at Cumberland Resources Ltd., from 2004 until its acquisition by Agnico-Eagle Mines in 2007. Prior to joining the mining industry, he was a Senior Manager at Deloitte & Touche LLP and also spent three years as an Audit Manager with Ernst & Young in the Czech Republic.

Mr. McDonald is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Quadra FNX Mining Ltd.	Chief Financial Officer	May 2007	August 2010
Taseko Mines Limited	Chief Financial Officer	September 2013	Present

David Rouleau – Vice-President, Operations

Dave Rouleau has 29 years of experience in the mining and oil and gas industries in both operational and engineering roles. Prior to joining Taseko, Mr. Rouleau was a key member of Canadian Natural Resources senior management team developing the $10 billion Horizon Oil Sands Project in Fort McMurray, Alberta. Mr. Rouleau was responsible for all aspects of the 200 million tonne per year mining operation supporting 110,000 barrels per day of synthetic crude oil production. Mr. Rouleau's background also includes 17 years with Teck Cominco in various mine operations and engineering roles. Mr. Rouleau began his role with Taseko in 2010, overseeing all operational aspects of the Gibraltar Mine. He was a key participant in managing the Gibraltar Development Plan 3 -- a $325 million development program that increase Gibraltar from 55,000 tons per day to 85,000 tons per day operation in 2013. His formal education includes a Bachelor of Science Mine Engineering Degree from the South Dakota School of Mines and a Mining Technology Diploma from Haileybury School of Mines.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Operations	September 2010	Present

Robert Rotzinger, P. Eng. – Vice-President, Capital Projects

Robert Rotzinger has over 20 years’ experience in the mining industry with Taseko and predecessor companies. Mr. Rotzinger has been a key participant in the $700 million capital investment program at the Gibraltar mine including managing the engineering, construction and commissioning of the three phase mine expansion project. In 2014, he was the recipient of the Canadian Mineral Processors Society “Mineral Processor of the Year Award” and in 2010, he was a co-recipient of the Association of Mineral Exploration British Columbia (AMEBC) E.A.Scholz Award for Excellence in Mine Development for the expansion and modernization of the Gibraltar mine. He has also received PowerSmart Excellence Awards from BC Hydro in 2008 for Outstanding Energy Efficient Project and again in 2010 for the Application of New Energy Efficient Technology.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Capital Projects	December 2012	Present

Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or within the past five years was, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Asst Secretary	November 2007	July 2011
Continental Minerals Corporation	Secretary	February 2008	April 2011
Curis Resources Ltd.	Secretary	June 2013	November 2014
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	November 2009	September 2010
	Secretary	July 2013	Present

Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	August, 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Taseko is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that was the subject of a cease trade order or similar penalty or sanction while that person was acting in that capacity, or was the subject of a cease trade order or similar penalty or sanction after the director or executive officer ceased to act in that capacity and which resulted from any event that occurred while that person was acting in the capacity of a director or executive officer.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

As publicly disclosed at www.sedar.com, in September, 2012, Great Basin Gold Ltd. (“GBG”), a company for which Messrs. T. Barry Coughlan and Ronald W. Thiessen were at the time directors, filed for creditor protection under the Companies’ Creditors Arrangement Act in Canada, and as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd., filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to the insolvency proceedings at the time that Messrs. Thiessen and Coughlan resigned.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Potential Conflicts of Interest

Several directors of Taseko also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of Taseko and the directors of one or more such other companies may also agree to allow joint participation on Taseko’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Taseko Board, would be obliged to abstain from voting as a Taseko director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Taseko.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On September 28, 2012, the Arizona Department of Environmental Quality (“ADEQ”) issued the Company’s indirect subsidiary, Florence Copper, an Aquifer Protection Permit (“APP”) for the development of the Production Test Facility (“PTF”), which involves the construction, operation and closure of a 24-well ISCR operation on the State Land portion of the Company’s project site. Following the completion of the required public comment and response period, the ADEQ issued an appealable APP on July 3, 2013. On August 2, 2013 a single appeal to the Office of Administrative Hearings (“OAH”) was filed by the Town of Florence and others. OAH conducted an administrative hearing from March 18, 2014 through May 7, 2014. The Administrative Law Judge issued a recommendation to the Water Quality Appeals Board (WQAB) on September 29, 2014. On November 14, 2014, the WQAB issued its Final Order adopting most of the ALJ’s recommendations and remanded the APP to the ADEQ to amend pursuant to the agency’s Significant Amendment process. Florence Copper is currently preparing an application to amend the permit to be submitted to the ADEQ in spring 2015.

On March 4, 2013, the Florence Town Council enacted an ordinance which authorizes and directs the town staff to initiate an eminent domain action against Florence Copper’s patented land held in fee simple. The ordinance does not include the 160-acre state trust land parcel on which Florence Copper can operate for nine years, including the Phase 1 production test facility and the first years of commercial operations of Florence Copper. On October 14, 2013, the Town of Florence filed suit in Pinal County Superior Court seeking a declaration that (a) Florence Copper does not have vested contractual rights or common law rights to conduct in-situ copper recovery mining on its private property, and (b) if such rights exist, the Town seeks to expropriate a legal non-conforming use within its Town boundaries through eminent domain. Florence Copper has filed a motion to dismiss the eminent domain portion of the complaint and a motion to change the venue. The motion to change venue was granted. The case is now pending in Maricopa County Superior Court and the motion to dismiss has been fully briefed and is awaiting a decision.

The Company has not been subject to any regulatory action.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

During 2014, the Company acquired all of the outstanding common shares of Curis, a mineral exploration and development company that had one director in common with the Company. Certain of the directors and officers of the Company also held securities of Curis at the time of the acquisition, namely Russell Hallbauer (295,000 options and 2,443,040 common shares; Robert Dickinson (225,100 options and 1,468,350 common shares; Ronald Thiessen (175,100 options and 1,885,851 common shares); and Trevor Thomas (100,000 options and 104,500 common shares). Refer to Note 4 of the Company’s consolidated annual financial statements for more information on this transaction.

HDSI is a private company with certain directors in common with the Company and which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company. During 2014 the Company incurred $3.4 million in relation to these services. Refer to Note 4 and 26(c) of the Company’s consolidated financial statements for information on these transactions.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its common shares is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

(a)	Joint Venture Operating Agreement with Cariboo, dated March 18, 2010 whereby the Gibraltar mine is operated in a 75:25 joint venture with Cariboo;

(b)	Off-Take Agreement dated March 18, 2010 between the Company, Gibraltar and Cariboo, pursuant to which the Gibraltar Joint venture sells copper concentrate to Cariboo;

(c)

Purchase and Sale Agreement dated May 12, 2010 between Franco-Nevada Corporation and the Company, pursuant to which Franco-Nevada may purchase gold equal to 22% of the life-of-mine gold to be produced by Taseko from its proposed New Prosperity gold-copper mine; and

(d)

Indenture, dated as of April 15, 2011, between the Company, as issuer and Parent Guarantor, Gibraltar Mines Ltd., as Subsidiary Guarantor, and Aley Corporation, as Subsidiary Guarantor, and The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

The Company’s independent auditors are KPMG LLP, Chartered Accountants, who have issued an independent auditors’ report dated March 24, 2015 in respect of the Company’s consolidated financial statements as at December 31, 2014 and for the fiscal year ended December 31, 2014 and the Company’s internal control over financial reporting as at December 31, 2014;

(b)	Scott Jones, P. Eng. authored the “Technical Report on the 357 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated June 24, 2011;

(c)	Scott Jones, P. Eng. authored the “Technical Report on the 344 million tonne increase in mineral reserves at the New Prosperity Gold – Copper Project” dated December 17, 2009;

(d)	Ronald G. Simpson, co-authored the “Technical Report Aley Carbonatite Niobium Project” dated March 29, 2012;

(e)	Scott Jones, P. Eng. co-authored the “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014;

(f)	Robert Rotzinger, P. Eng. co-authored the “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014;

(g)	Keith Merriam, P.Eng. co-authored the “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014;

(h)	Greg Yelland, P. Eng. co-authored the “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014; and

(i)	Richard Zimmerman, R.G. co-authored the “Florence Copper Project, NI 43-101 Technical, Report Pre-Feasibility Study, Florence, Pinal County, Arizona, USA” dated March 28, 2013.

To our knowledge, Scott Jones, Ronald Simpson, Robert Rotzinger, Keith Merriam, Greg Yelland and Richard Zimmerman do not hold, directly or indirectly, more than 1% of our issued and outstanding common shares.

KPMG are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the ‘Rules of Professional Conduct’ of the Institute of Chartered Accountants of B.C.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours.

ADDITIONAL INFORMATION

Additional information, including additional financial information, directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, MD&A, proxy circulars and interim financial statements available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Taseko’s Shareholder Communication Department by calling (778) 373-4533:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	the Proxy Circular for the 2014 annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of Audit and Risk Committee

The Audit and Risk Committee, consisting of Richard Mundie, George Ireland and Alex Morrison, reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit and Risk Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit and Risk Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit and Risk Committee member is an independent director and is financially literate. Mr. Mundie is the Audit and Risk Committee’s chairman. Mr. Morrison and Mr. Ireland are financial experts.

Relevant Education and Experience

Disclosure respecting the education and experience of the Audit and Risk Committee is provided in their biographies above. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and internal controls and procedures for financial reporting.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company, including the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other senior finance staff. A copy of the Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, is available on the Company’s website at www.tasekomines.com and at the SEDAR internet web site www.sedar.com.

Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two years for professional services rendered by the Company’s audit firm for various services.

Services:	Year ended	Year ended
	December 31, 2014	December 31, 2013
Audit Fees	$400,500	$441,600
Audit Related Fees[1]	11,500	–
Tax Fees	–	–
All Other Fees	–	–

Total	$411,500	$441,600

(1) “Audit-Related Fees” include services that are traditionally performed by the auditor.

Pre-Approval Policies and Procedures

Management of the Company requests approval from the Audit and Risk Committee for all audit and non-audit services to be provided by the Company’s auditors. The Audit and Risk Committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated under Canadian independence standards and by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors. No audit-related fees, tax fees or other non-audit fees for such “prohibited services” were approved by the Audit and Risk Committee.

APPENDIX A

Audit and Risk Committee Charter

Purpose: Responsibilities and Authority

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i) Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii) The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii) The independent auditor shall report directly to the Committee.

(iv) The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v) At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi) At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A) the independent auditor’s internal quality-control procedures;

(B) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C) any steps taken to deal with any such issues; and

(D) all relationships between the independent auditor and the Company.

(vii) At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii) The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix) The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x) The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi) The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review.

(i) The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii) The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii) The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv) At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A) all critical accounting policies and practices used by the Company;

(B) all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C) other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v) Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi) The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c) Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

 (i) The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii) The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per ISB Standard 1, and review relationships that may impact the objectivity and independence of the auditor.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

(A) the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

(B) the management letter provided by the independent auditor and the Company’s response to that letter; and

(C) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv) The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v) The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i) The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii) The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii) The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management’s discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by National Instrument NI 52-109, Certification of Disclosure in Issuers’Annual and Interim Filings.

(vi) The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii) The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii) At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix) The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x) The Committee shall exercise oversight with respect to anti-fraud programs and controls

(e)	Related Party Transactions.

(i) The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii) As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person. "Related party" includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f)	Additional duties. The Committee shall perform the following additional duties:

(i) The Committee shall review and recommend dividend policies.

(ii) The Committee shall oversee the Company’s insurance program and approve insurance policy limits.

(iii) The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv) The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

Structure and Membership

(f) Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE MKT. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

(g) Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(h) Independence. All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE MKT, and SEC Rule 10A-3.

(i) Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(j) Compensation. The compensation of the Committee shall be as determined by the Board.

(k) Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

Procedures and Administration

(l) Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(m) Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(n) Reports to the Board. The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(o) Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(p) Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(q) Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(r) Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Committee Member Independence, Financial Literacy and Financial Expert Requirements

A.	Independence

(s)	See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.	Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE MKT Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K is presumed to qualify as financially sophisticated.”

ITEM 407(d)(5)(ii) 0F REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	Other relevant experience.